FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

August 21, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

APPROVED
Board of Directors of OJSC “Wimm-Bill-Dann Foods”
Minutes No. 14-08 of August 14, 2003

Chairman of the Board of Directors, D. Iakobachvili	/s/ D. Iakobachvili
(signature)

(place for stamp)

QUARTERLY REPORT

of Issuer of Emissive Securities

for the second quarter of 2003

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issuer’s Code: 06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney
dated October 1, 2002, No. 01/10 R.V. Bolotovsky	/s/ R.V. Bolotovsky
(signature)

Chief Accountant: V. V. Haminov	/s/ V.V. Haminov
(signature)

August 14, 2003

(place for stamp)

Contact person: Kolesnikov Ilya Michailovich

Legal adviser

Tel.: (095) 733-9727

Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

A.                                    DATA ON ISSUER

9. Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

10. Abbreviated name.

WBD Foods

11. Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

12. Data on Issuer’s state registration record and licenses held.

Issuer’s state registration date:  May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

No licenses held.

13. Taxpayer’s identification number.

7709342399

14. Issuer’s branch/sectorial affiliation.

OKONKh Codes:

18151, 18221, 18191, 18114, 71100, 71200, 71500, 84500, 51500, 72200

15. Issuer’s location, postal address and contact telephones.

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9723;  Fax:  (095) 733-9736

E-mail: BOLOTOV2@WBD.RU

16. Data on Issuer’s public accountant / auditor.

Name: CJSC BDO UniconRuf

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s license

License number: E 000547

Date of issue of license: June 25, 2002

Period of validity: June 24, 2007

Organization that issued the license: RF Ministry of Finance

17. Data on organizations, keeping record of Issuer’s securities rights.

Registration body:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.  Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number:10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone.: (095) 956-27-89; 956-27-90 Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

18. Issuer’s bailee (Depository Institution).

Issuer has no bailee (Depository Institution).

19. Issuer’s participants.

Total number of participants / shareholders: 14

Shareholders (participants), owning not less than 5% of Issuer’s charter capital:

19.1                        Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkin, 4

Mail address: 129090 Moscow, ul. Schepkin, 4

Share of the Issuer’s charter capital: 32.18% (nominal shareholder)

Shareholders (participants) owning not less than 25 percent of the Issuer’s charter capital:

none

19.2                        Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8021%

19.3                        Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.1623%

19.4                        Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 10.16%

19.5 Name: United Burlington Investments Limited, a private company limited by shares

Location: 241 Camden High Street, London NW1 7BU, England, UK

Mail address: Tirgonu iela, 11/15, Riga, Latvia, LV-1050

Percent of Issuer’s share capital held: 6.3%

Shareholders (members) holding at least 25 percent of the Issuer’s shareholder (member):

none

19.6                        Orlov, Alexander Sergeevich

Share of the Issuer’s charter capital: 6.22%

19.7                        Iakobachvili, David

Share of the Issuer’s charter capital: 6.4053%

20. Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Company managing / executive committee Chairman;

4. Managing / executive committee.

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

15.20. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s pursuant to its charter (constitutive documents):

16.3. The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the

General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;

19)        other issues provided for by the JSC Law.

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

21. Members of Board of Directors (Supervisory Board) of Issuer

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Positions over past 5 years:

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of dairy and cultured milk products, juices, and beverages

Position: General Problems Consultant

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001t

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 – 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factoryr”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 10.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Orlov, Alexander Sergueevich

Born: 1948

Positions over past 5 years:

Period: 1994 - 1997

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy #3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.22%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.033%

Name: OJSC “Tsaritsino Dairy”

Share: 0.37%

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Scherbak, Vladimir Nikolaevich

Born: 1939

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agroindustrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - Present

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

David Iakobachvili

Born: 1957

Positions over past 5 years:

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - Present

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director, member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-40”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 6.41%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.03%

Name: OJSC “Tsaritsino Dairy”

Share: 4.08%

Remuneration for the Reporting Period: this information is confidential

Tutelyan, Victor Alexandrovich

Born: 1942

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Yasin, Eugeny Grigorievich

Born: 1934

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Guy de Selliers

Born: 1952

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - Present

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Michael A. O’Neill

Born: 1945

Positions over past 5 years:

Period: 1991 - 1997

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Regional Manager, Eurasia Region

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - Present

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Ernest Linwood Tipton

Born: 1934

Positions over past 5 years:

Period: 1987 - Present

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

J. B. Mark Mobius

Born: 1936

Positions over past 5 years:

Period: 1992 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Period: 2002 - Present

Organization: OAO “Lukoil”

Area of Operations: Oil and gas investigation,production and sale of petrochemicals

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

22. Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Kolokatov, Dmitry Sergeevich

Born: 1973

Positions over past 5 years:

Period: 1998 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Trademark Manager

Period: 1998 - Present

Organization: ZAO “Wimm-Bill-Dann Purchaser”

Area of Operations: Wholesale trade

Position: Adviser

Period: 2000 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Senior Trade Mark Manager

Period: 2000 - Present

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Depsona”

Area of Operations: Production and sale of foods, juices, beverages, mineral water, children’s foods, dairy and cultured milk products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kuprianov, Dmitry Victorovich

Born: 1972

Positions over past 5 years:

Period: 1996 - 1997

Organization: Econika Corporation

Area of Operations: Sale of footwear

Position: Head of personnel and sales promotion sector

Period: 1997 - 1998

Organization: ZAO “Asmart”

Area of Operations: No data

Position: Head of personnel department

Period: 1998 - 2001

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Director of personnel department

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Head of personnel administration

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods and technical and manufacturing products

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - 1998

Organization: AOZT “Lianfrukt”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy foods

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: President of Board (Chairman of Management Board)

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Byrdin, Maxim Olegovich

Born: 1972

Positions over past 5 years:

Period: 1995 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: First Deputy General Director

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director, Chairman of the Management Board

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kompaniets, Leonid Andreevich

Born: 1957

Positions over past 5 years:

Period: 1995 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Production Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.67%

Remuneration for the Reporting Period: this information is confidential

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Positions over past 5 years:

Period: 1997 - 1998

Organization: Vremya ZAO

Area of Operations: Pharmaceuticals

Position: General Director

Period: 1998 - 1998

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 1998-1998

Organization: Inkombank OAO

Area of Operations: Banking

Position: Vice President

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OAO

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Smirnov, Pavel Andreevich

Born: 1972

Positions over past 5 years:

Period: 1997 - 1998

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Expert Analyst of the Analytical Section of the Product Promotion Service

Period: 1998 - Present

Organization: OJSC Lianovozo Dairy

Area of Operations: Production and sale of dairy and cultured milk products

Position: Director of Marketing Department

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Mikhail Vil’enovich Kondyrev

Year of birth: 1970

Posts occupied during last five years:

Period: 1998 -Present

Organisation: “OAO Lianozovskij molochnyj kombinat” - Open Joint-stock Company

Area of activities: production and selling of dairy products and milk foods

Position: Project Manager at the Strategic Development Department

Shares in Issuer’s Authorised Capital Stock: no shares

Shares in Associated Companies/ Affiliated Companies: no shares

Remuneration for the Reporting Period: this information is confidential

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer.

Total remuneration amount paid to all persons in Sections 21 and 22 during the reporting period:

Salary (rub.): 9 315 175.19

Bonuses (rub.): 0

Commission (rub.): 0

Other Considerations (rub.): 0

Total (rub.): 9 315 175.19

See also Sections 21 and 22

24. Information on legal entities with Issuer’s participation.

Legal entities in which the Issuer owns not less than 5 per cent of the charter capital:

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 82.66%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Name: Open Joint-Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 5.44%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70,31%

This entity’s share in the Issuer’s charter capital: none

25. Shares of all legal entities, in which the Issuer owns more than 5 per cent of the charter capital, and their officers, in the Issuer’s charter capital.

25.1 Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.1.1 Plastinin, Sergei Arkadievich

Functions of this person: Individual Executive Body

This person’s share in the Issuer’s charter capital: 12.1623%

25.2 Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.3 Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.4 Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

This entity’s share in the Issuer’s charter capital: none

25.5 Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

This entity’s share in the Issuer’s charter capital: none

25.6 Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

This entity’s share in the Issuer’s charter capital: none

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 82.66%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.7.1 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.7.2 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.7.3 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.7.4 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.7.5 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.7.6 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 2.64%

25.8 Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

25.9 Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.9.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.9.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.10 Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

This entity’s share in the Issuer’s charter capital: none

25.11 Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.11.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.11.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.11.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.11.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.11.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 2.64%

25.12 Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 5.44%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.12.1 Evdokimov, Viktor Egorovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 0.6%

25.12.2 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.12.3 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.12.4 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.12.5 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.12.6 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13 Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.13.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.13.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.13.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.13.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 2.64%

25.14. Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 0.27%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.14.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 10.16%

25.14.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.22%

25.14.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.14.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.14.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 2.64%

26. Other affiliated companies of the Issuer.

26.1 Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Postal Address: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.2 Name: Open Joint-Stock Company “Siberian Milk”

Location: 603088, Novosibirsk, ul. Petukhova, d. 33

Postal Address: 603088, Novosibirsk, ul. Petukhova, d. 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.3 Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.4 Name: Open Joint-Stock Company “Ramenskoye Dairy”

Location: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Postal Address: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.5 Name: Open Joint-Stock Company “Kiev City Dairy No. 3”

Location: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Postal Address: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.6 Name: Closed Joint-Stock Company “Dary Valdaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.7 Name: Limited Liability Company “Lianozovo-Samara”

Location: 443111, Samara, ul. Fadeeva, 64-A

Postal Address: 443111, Samara, ul. Fadeeva, 64-A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.8 Name: Associated Closed Joint-Stock Company “Karasuk Milk”

Location: 632810, Karasuk, ul. Radischeva, d. 16

Postal Address: 632810, Karasuk, ul. Radischeva, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.9 Name: Limited Liability Company “Wimm-Bill-Dann Izhora”

Location: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Postal Address: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.10 Name: Limited Liability Company “Nevsky Dairy Trading House”

Location: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit.A

Postal Address: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit. A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.11 Name: Limited Liability Company “Wimm-Bill-Dann Agro”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.12 Name: Closed Joint-Stock Company “Wimm-Bill-Dann Purchaser”

Location: 103009, Moscow, ul. Tverskaya, d. 9/17, str. 3, room 66

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108, str. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.13 Name: Limited Liability Company “Ramenskoye Milk”

Location: 123242, Moscow, ul. Bolshaya Gruzinskaya, d. 14, str. 1

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.14 Name: Limited Liability Company “Semiruchye”

Location: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Postal Address: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.15 Name: Limited Liability Company “Wimm-Bill-Dann Rostov-na-Donu”

Location: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Postal Address: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.16 Name: Limited Liability Company “Wimm-Bill-Dann Vladivostok”

Location: 690088, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690088, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.17 Name: Limited Liability Company “Ramenskiye Juices”

Location: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Postal Address: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.18 Name: Limited Liability Company “Kupino Milk”

Location: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Postal Address: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.19 Name: Joint-Stock Company “Wimm-Bill-Dann Netherlands B.V. (the Netherlands)

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.20 Name: Associated Company “Wimm-Bill-Dann” (Ukraine)

Location: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Postal Address: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.21 Name: Wimm Bill Dann Israel Ltd (Israel)

Location: 11 Moshe Levi St., Rishon Le Zion, Izrael

Postal Address: 11 Moshe Levi St., Rishon Le Zion, Izrael

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.22 Name: Closed Joint-Stock Company “Podmoskovnoye Milk”

Location: 125047, Moscow, ul. Butyrsky Val, d. 1, board room

Postal Address:109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.23 Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.24 Name: Limited Liability Company “Wimm-Bill-Dann Krasnoyarsk”

Location: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Postal Address: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.25 Name: Closed Joint-Stock Company “Rubtsovsk Dairy”

Location: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Postal Address: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.26 Name: Limited Liability Company “Wimm-Bill-Dann Novosibirsk”

Location: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Postal Address: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.27 Name: Wimm-Bill-Dann Germany GmbH

Location: 10117, Berlin, Charlottenstr, 57

Postal Address: 10117, Berlin, Charlottenstr, 57

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.28 Name: Limited Liability Company “Wimm-Bill-Dann Omsk”

Location: 644024, Russia, Omsk, ul. Lermontov, 46

Postal Address: 644024, Russia, Omsk, ul. Lermontov, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.29 Name: Limited Liability Company “Don Dairy Trade House Wimm-Bill-Dann “

Location: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Postal Address: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.30 Name: Limited Liability Company “Krasnodar Dairy Trade House Wimm-Bill-Dann”

Location: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Postal Address: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.31 Name: Limited Liability Company “Omsk Dairy Trade House Wimm-Bill-Dann”

Location: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Postal Address: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.32 Name: Limited Liability Company “Ural Dairy Trade House Wimm-Bill-Dann”

Location: Russia, Ekaterinburg

Postal Address: 620014, Russia, Ekaterinburg, ul. Papanin, 7a-44

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.33 Name: Limited Liability Company “Khabarovsk Dairy Trade House Wimm-Bill-Dann”

Location: 680023, Russia, Khabarovsk, ul. Respublikanskaya, 17

Postal Address: 680013, Russia, Khabarovsk, ul. Lermontova, d. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.34 Name: Limited Liability Company ChoP “Municipal Security Agency”

Location: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Postal Address: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.35 Name: Limited Liability Company “Wimm-Bill-Dann Central Asia”

Location: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Postal Address: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.36 Name: Limited Liability Company “Novokuznetzk Dairy Trade House Wimm-Bill-Dann”

Location: 654002, Kemerovksaya Region, Novokuznetzk

Postal Address: 654002, Russia, Kemerovskaya Region, Novokuznetzk, ul. Murmanskaya, 49a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.37 Name: Limited Liability Company “Wimm-Bill-Dann Kazan”

Location: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Postal Address: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.38 Name: Limited Liability Company “Tolyatti Dairy Trade House Wimm-Bill-Dann”

Location: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Postal Address: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.39 Name: Open Joint Stock Company “Multifruit”

Location: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Postal Address: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.40 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Almaty”

Location: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Postal Address: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.41 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Kordai”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.42 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Shymkent”

Location: Shymkent, ul. Tole bi, d. 43

Postal Address: Shymkent, ul. Tole bi, d. 43

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.43 Name: Wimm-Bill-Dann Cyprus Limited

Location: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Postal Address: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.44 Name: Limited Liability Company “Veidelevka Milk”

Location: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Postal Address: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.45 Name: Limited Liability Company “Krasnoyarsk Dairy Trade House Wimm-Bill-Dann”

Location: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Lebedevoi, d. 78

Postal Address: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Kutuzova, d. 54, kv. 51

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.46 Name: Wimm-Bill-Dann Trading Company B.V.

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.47 Name: Open Joint Stock Company “Novokuibyshevskmoloko”

Location: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Postal Address: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.48 Name: Limited Liability Company “Rodniki Baldaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.49 Name: Limited Liability Company: “Cental European Brewing Company”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.50 Vishnyakov, Mikhail Ivanovich

This person’s share in the Issuer’s charter capital: 3.09%

26.51 Evdokimov, Viktor Egorovich

This person’s share in the Issuer’s charter capital: 0.6%

26.52 Yaroslavsky, Evgeny Lvovich

This person’s share in the Issuer’s charter capital: 2.64%

26.53 Name: Limited Liability Company “Ruselectrocenter”

Location: 123056, Moscow, Gruzinsky val, d. 29

Postal Address: 123056, Moscow, Gruzinsky val, d. 29

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.54 Name: ZAO “Sibirsky Syr (Siberian Cheese)”

Location: 630088, Novosibirsk, Ul. Petukhova, 33

Mail address: 630088, Novosibirsk, Ul. Petukhova, 33

Percent of the entity’s share capital held by the Issuer: none

Percent of the Issuer’s share capital held by the entity: none

26.55 Business name: Public Corporation (OAO) “Pivzavod Volga”(Volga Brewery)

Location: Russia, 603600, Nizhnij Novgorod, ul. Vorotynskaya, no.3

Postal address: Russia, 603600, Nizhnij Novgorod, ul. Vorotynskaya, no.3

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.56 Business name: Public Corporation (OAO) “Moskvorestkij pivovarennyj zavod” (Moskvoretskij Brewery)

Location: Russia, 115201, Moscow, 1-st Varshavskij proezd, no.1a

Postal address: Russia, 115201, Moscow, 1-st Varshavskij proezd, no.1a

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.57 Business name: Close Corporation (ZAO) “Volga-Invest”

Location: Russia, 603600, Nizhnij Novgorod, ul. Vorotynskaya, no.3

Postal address: Russia, 603600, Nizhnij Novgorod, ul. Vorotynskaya, no.3

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.58 Business name: Public Corporation (OAO) “Kombinat pivo-bezalkagol’nykh napitkov “Shikhan” (“Shikhan” Beer-Soft Drink Production Complex)

Location: Russia, 453109, Republic of Bashkortostan, Sterlitamak, ul. Novaya, no.39

Postal address: Russia, 453109, Republic of Bashkortostan, Sterlitamak, ul. Novaya, no.39

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.59 Business name: Limited Liability Company “Trade House “CEPKO”

Location: Russia, 115201, Moscow, 1-st Varshavskij proezd, no.1a, room 206

Postal address: Russia, 115201, Moscow, 1-st Varshavskij proezd, no.1a, room 206

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.60 Business name: Limited Liability Company “Trade House “CEPKO-DB”

Location: 690054, Russia, Vladivostok, st. Vesennyaya, ul. Shosseynaya, no.1a

Postal address: 690054, Russia, Vladivostok, st. Vesennyaya, ul. Shosseynaya, no.1a

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

26.61 Business name: “Pivoindustrya Primorya” OJSC

Location: 690054, Russia, Vladivostok, st. Vesennyaya, ul. Shosseynaya, no.1a

Postal address: 690054, Russia, Vladivostok, st. Vesennyaya, ul. Shosseynaya, no.1a

Shares of Issuer in Authorised Capital Stock of this Person: no shares

Shares of this Person in Issuer’s Authorised Capital Stock: no shares

27. Issuer’s participation share in the charter capital of affiliated legal entities.

See sections 24, 25, 26

28. Participation share of the Issuer’s affiliated companies, their founders and officers in the Issuer’s charter capital.

See sections 24, 25, 26

29. Persons having 5 and more percent votes in the Issuer’s supreme executive body.

Yushvaev, Gavril Abramovich

Share: 18.8%

Dubinin, Mikhail Vladimirovich

Share: 10.16%

Plastinin, Sergei Arkadievich

Share: 12.16%

Orlov, Alexander Sergeevich

Share: 6.22%

Name: United Burlington Investments Limited, a private company limited by shares

Share: 6.3%

Iakobachvili, David

Share: 6.41%

Name: Deutsche Bank Limited Liability Company

Share: 32.18%

30. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

31. Issuer’s subsidiaries and representative offices.

None

32. Number of Issuer’s employees.

Average number of Issuer’s employees, including those working in its subsidiaries and representative offices, for the reporting period: 303

33. Description of Issuer’s primary areas of operations.

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in food industry was the highest in the Russian economy, amounting to 11.5% in 2000 and 11.2% in 2001. Mindful of the expected GDP growth by 4-4.5% and 8% rise of the population’s real earnings in 2002, growth in food industry may exceed 9.5%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in December 2001-January 2002, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 33%, in enriched milk products sales, 41%, and in yogurt and milk desserts sales, 46%. AC Nielsen’s study carried out in eleven large Russian cities showed that in 2001 the WBD Group’s share in the total domestic sales of juices reached 37.5% and 49.1% in Moscow, the main Russian juice consumer. The nineteen manufacturing facilities of the WBD Group are located in fifteen Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.              Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback – a short shelf life, which makes it less attractive for retail trade. Consequently,

the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 will result from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures will be the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.              Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,100,000,000 liters – a 44-percent rise in comparison with the previous year. In 2002 juice consumption was supposed to increase by 26-30% and reach around 1,400,000,000 liters. The expected rise for 2003 is 20%.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities will be the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market share at the expense of small regional producers whose share may go down to 5%.

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC “Wimm-Bill- Dann Foods” completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

Major Types of Products (Works, Services).

The types of products (works, services) providing for no less than 10 percent of the Issuer’s volume of sales (proceeds) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the foundation provided the Issuer has been operating for less than three years, and for the last quarter preceding the date of approval of the decision to issue the bonds. All types of export products (works, services) shall be included herein.

The above shall also include the dynamics of changes in release prices for the Issuer’s products (works, services), also in comparison with the consumer price index or the industrial producers price index, published by the RF State Committee for Statistics.

Offering licensing agreements on the use of trademarks.

The Company’s primary area of operation is control over and management of a group of its subsidiaries and affiliated companies. The main type of products (services) providing for over 10% of the Company’s volume of sales (proceeds) in 2001 and in the 9 months of 2002, is the offer of licensing agreements to WBD Group businesses to use trademarks.

In 2001-2002, the prices in licensing agreements on the use of trademarks were set in US dollars (payments were made in rubles at the rate of the RF Central Bank as of an appropriate date). In 2001 and the first nine months of 2002, the dollar prices in the above agreements did not change. Since the prices in licensing agreements were set in US dollars, the table below features relative changes in licensing agreement prices due to changes in the ruble-to-dollar ratio during the said period in order to make a comparison with changes in the consumer price index in Russia during a relevant period. The table shows that in 2001 the licensing agreement price in rubles went up by 3.7% while the consumer price index rose by 18.6%. In the 9 months of 2002, the licensing agreement price in rubles increased by 7%, and the index rose by 10.3%.

Thus the price rise for the Issuer’s services in 2001-9 months of 2002 was less than Russia’s total price rise.

Dynamic of Changes in Release Prices for Products (Works, Services):

Item	Year 1999	Year 2000	Year 2001	Quarter 3
Offering licensing agreements on the use of trademarks (1)
Changes in licensing agreement price, %	—	—	3.7	7
Sales proceeds, rubles	—	—	2 198 000	3 718 000
Total sales proceeds, rubles	—	—	2 198 000	3 718 000	(2)
Consumer price index, %	—	—	118.6	110.3

Notes to the table:

(1). The price of licensing agreements on the use of trademarks by WBD Group businesses (per unit price) cannot be set unconditionally, for it comprises several independent factors (design cost, category of a commodity segment to be trademarked, sales volumes for each commodity and its consumer properties, and terms and scope of rights for each trademark

(2). Other sales amounting to 25,281,000 rubles (specified in p. 014, form No2 of accounts for the 9 months of 2002) will be included in non-sales revenue in the fourth quarter of 2002 (p. 120, form No2).

During the period in question, the Issuer effected no export supplies.

Sales System for Each Specified Type of Products (Works, Services) of the Issuer (percentage of sales volume):

Item	Year 1999	Year 2000	Year 2001	Quarter 3
Offering licensing agreements on the use of trademarks
Direct sales, %	—	—	100	100
Issuer’s own trade network, %	—	—	—	—
Controlled trade network, %	—	—	—	—

Character of Sales:

Seasonal activity:

The Issuer makes no cyclic or seasonal sales of services. The WBD Group’s sales of diary products are of a seasonal character. Dairy products are in maximum demand in winter when domestic milk production hits rock bottom. Contrariwise, in summer demand for dairy products declines while the production of raw milk is at a maximum.

Juice sales are definitely seasonal. They go up in spring and especially during the period preceding the New Year holidays. Seasonal peaks fall on April and December. In spring the expansion of sales is conditioned by consumers’ care for their health; juice is regarded as a natural addition to fruits, as the only source of vitamins and a valuable product for daily consumption. The traditional sales spurt in December positively correlates with the general tendency toward intensive retail turnover before the New Year holidays and the population’s higher purchasing power.

Production and Sales Costs Structure

Structure of the Issuer’s Costs for the Production and Sales of Products (Works, Services) for Specified Items (percentage of total cost):

Items	Year 1999	Year 2000	Year 2001	Quarter 3
Raw materials and materials, %	—	—	—	—
Purchased components and semifinished products, %	—	—	—	—
Production-related works and services performed by outsiders, %	—	—	—	—
Fuel, %	—	—	—	—
Energy, %	—	—	—	—
Salaries, %	—	—	29.31	8.8
Loan interest, %	—	—	—	—
Rental payment, %	—	—	1.62	0.02
Welfare deductions, %	—	—	10.5	1.18
Fixed assets depreciation, %	—	—	—	—
Taxes included in production cost, %	—	—	6.34	0.57
Other costs , %	—	—	52.23	89.43
Intangible assets amortization, %	—	—	1.98	0.03
Innovation awards, %	—	—	—	—
Mandatory insurance payments, %	—	—	—	—
Hospitality costs, %	—	—	—	—
Payment for outsiders’ services, %	—	—	50.25	69.05
Per diem and relocation allowances, %	—	—	—	—
Off-budget funds allocations, %	—	—	—	—
Other costs, %	—	—	—	20.35
Total production and sales costs, %	100	100	100	100
Sales proceeds, %	—	—	15.78	175.24

The issuer’s suppliers whose share is no less than 10 percent of total tangible assets supplies:

None.

The Issuer does not have any suppliers of tangible assets. The Issuer is not engaged in import supplies. Raw materials for the WBD Group are supplied by Russian and CIS producers (Kyrghyzstan, Ukraine). The main raw material for dairy industry is raw milk produced in the territory of Russia. The raw materials for juices and juice-containing drinks are fruit and berry concentrates, the origin of which depends on the area of their growth (e.g. apples in Southern Russia, tomatoes in Eastern and Central Europe). The Tetra Pak company is one of the leading suppliers of packaging for the WBD Group. These sources will remain available in the future.

Markets for the Issuer’s Products (Works, Services).

Consumers whose share in trade is no less than 10 percent of the Issuer’s total sales proceeds:

Full name of a Company	Share, %
Close Joint-Stock Company “Grande-V”	14
Close Joint-Stock Company “Lianozovsky”	14
Close Joint-Stock Company “Wimm-Bill-Dann Trading Company”	12
Limited Liability Company “Ramenskoye Moloko”	14
Limited Liability Company “Fruktola”	14

Markets.

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Stock Management Practices.

The Issuer has no stocks and hence no stock management.

The Issuer’s policy in relation to working capital is aimed to increase its turnover and keep its amount at a minimum level necessary for current operations.

Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky, and Cherkizovsky Dairies (Moscow) as well as small manufacturers in Russian regions. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. As for yogurts, milk desserts, and, to some extent, dairy products for children, the main competitors of the WBD Group are foreign companies such as Danone, Campina, Onken u Ehrmann.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 Danone’s sales in the yogurt and milk dessert segment amounted to 12% and in vitamin-fortified dairy products, 5%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 9% in the traditional dairy segment and 8% in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment reached 2%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 5% in the traditional dairy segment and 4% in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (as of September 2002, according to AC Nielsen research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	44	12	7	—
Traditional dairy products	33	—	8	4
Enriched products	44	10	10	4
The market’s total	36	3	8	3

The principal competitors of the WBD Group on the domestic juice market include Parmalat of Italy and medium- and small-size Russian producers such as:

 1) Multon of St. Petersburg: its share on the national and Moscow markets was 29 and 18.7% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on the national and Moscow markets was 10.9 and 14.5% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share was 6.4% both on the national and Moscow markets in 2001 according to AC Nielsen’s study carried out in eleven large Russian cities.

The shares of the WBD Group and its principal competitors on the juice market,% (as of September 2002, according to AC Nielsen’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	35	28.7	19.4	5.8	11.1

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles small amounts of mineral water. The WBD Group is planning to start a serial production of mineral water early in 2003 and full-scale production in mid 2003. Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik produced at CIS facilities. The WBD Group is planning to position its new trademark in modern style by emphasizing the mineral origin of the water and produce it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the

Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Analysis of the Issuer’s Competitive Factors:

  By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

20.9: Risk Factors:

In several recent years an economic growth is observed in Russia. In 2000, the growth of Gross Domestic Product was 9%, in 2001 - 5,0%, in 2002 the expected growth is about 4%. The development of the food industry is especially rapid. The increase of population’s effective demand maintains the appeal of investments in Russia food industry, making it one of most dynamically developing economic sectors. The economic crisis of 1998, which closed the Russian market for import of foodstuff, however allowed to Russian companies to grow high and this made impossible the resumption of the same volumes of the delivery of foreign foodstuff, even if one takes into consideration a constant increase of the real rate of the Russian rouble. Presently, an average part of food imported into RF forms about 3% of the common consumption. By experts’ view, today the food sector is one most rapidly developing branches of the Russian economy. Networks of supermarkets prefer to lay in a stock Russian goods since they have lower prices and do not loose against their western analogues by the quality (and are even more attractive in some cases) . The creation of large holding companies with widely developed commercial networks and large production capacities and facilities in various regions is vitally important for food companies whose products cannot be transported for large distances and transport expenses often compose an essential part of the costs.

However, nobody can ensure that the last trends observed in the Russian economy, e.g., the increment of the Gross Domestic Product, relative stability of the rouble, and an insignificant inflation, will continue and that no sharp changes will take place in future. The oil and gas price fluctuations, strengthening of the real rouble rate with respect to US dollar, and consequences of a certain relaxation in the monetary politics may reflect adversely on the state of the Russian economy, the development of the food industry, and the future Issuer’s activities.

For a growth of the food industry the developed infrastructure is of large importance. The infrastructure objects of Russia, basically, were created in Soviet time and did not receive significant investments during the last decade. The infrastructure objects of railroads and transport roads, objects of power supply, communications, and housing stock infrastructure objects are in the most complicated state and situation. Federal Government carries out active work on reorganisation of the system of railroad, electric power, and telephone communications of the country. Any reorganisation of that kind may result in growth of tariff level on railroad transportation, electric power, and telephone services in combination with an impossibility to receive the expected income as concerns the investments necessary for carrying out repairs, technical maintenance, and modernisation of such systems. The ill-being of the Russian infrastructure objects deteriorates the country economy, results in stoppage in delivery of goods and services, an increase of expenses related to business activities in Russia. A deterioration of the situation in the industry and situation of the Issuer in the industry can be a result of:

1) lowering effective demand of the population with respect to the products of WBD Group in view of deterioration of the financial and economic situation of population in the regions, consumers of food industry products produced by the WBD Group;

2) possible deterioration of the fulfilment of the Budget of Russian Federation due to large volume of payments implied by the external debt of Russia in 2003 and decrease of incomes of workers of budget sphere;

3) growth of the business competition in the industry.

By Issuer’s estimates, industrial risks are minimal for WBD Group companies. In the production of milk products and juices Wimm-Bill-Dann- Group is the leader of industry, controlling significant parts of market. To minimise the industry risks, Wimm-Bill-Dann Group acts as follows:

1) orientation to diversification of production;

2) long-term programs of production;

3) development of programs for lowering expenses related to production, active investment politics as concerns the technical and technological rearrangement of manufacturing capabilities and production basis in order to augment the competitive abilities and capacities of group companies.

As a tax-payer, Issuer has been registered in Moscow. Taking into account that the group of companies controlled and served by Issuer acts on significant part of the territory of Russia, some CIS countries and abroad, the influence of one separate region upon the activities of Issuer and the whole WBD Group is minimal. Deterioration of production activities of WBD Group can take place only in view of a general deterioration of the economic situation in entire Russia, which can be considered as a rare event. In this case, the reduction of incomes due to Russian enterprises can be counter-balanced by incomes from abroad enterprises.  This will not essential change the fulfilment of obligations related to Notes.

Issuer is characterised by high level of credit quality and low level of credit risk. During 2001 and 9 months of 2002,  the part of debt capital with respect to proper capital and reserves reduced from 3.44% to 0.07%.  The creditworthiness of Issuer is ensured by high values of supplementary capital and also by the amount of the net wealth.  Within 9 months of 2002 an almost 9 times increase of net wealth of Issuer took place with respect to 2001, the authorised capital stock risen from 700 million roubles up to 880 million roubles. Thus, Issuer improved significantly its financial situation.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Our expansion strategy depends on funding growth in additional markets with cash flow generated in our existing markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses.  Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in integration process or fail to achieve the synergies and savings we expect.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences could negatively affect our expansion strategy.

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. Moreover, a number of our raw materials, such as juice concentrate and sugar are international commodities and are subject to international price fluctuations. While the prices of these materials have historically not been subject to significant volatility, a substantial increase in the prices of these materials, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply, could have a material adverse effect on our financial situation.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia. Our success depends in part on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. If we do not succeed in making these enhancements, our results of operations will suffer.

In 2002, the Moscow city government purchased approximately 62% of the baby food products we produced in Moscow at a discount of 1% from the market price of these products, and the proceeds of the baby food products sold to the Moscow city government made up 50% of the total proceeds of the Moscow Baby Food Plant. We supply these products to the Moscow city government pursuant to a tender held on a yearly basis. In the event that we were to lose a tender, or the Moscow city government were to reduce significantly the prices or the amount of products it purchases from our baby food business, and we were unable to find alternative purchasers, then our revenues from this business could be substantially reduced

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to wholesalers for resale to retail outlets. We expect sales to independent retailers and wholesalers to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products Although these supermarket chains now purchase our products , there can be no assurance that they will continue to do so or that other supermarket chains will not attempt a similar consolidation of market power. This alliance also intends to seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that these retailers will increase price competition.

We also compete with other brands for shelf space in retail stores and marketing focus by our independent wholesalers and retailers, and our independent wholesalers and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent wholesalers and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could materially and adversely affect our turnover, reduce our competitiveness, and our profitability.

In exporting our products to a country, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into such country.  Independent distributors have, in some cases, attempted to export our products to other countries that did not meet the requirements of applicable legislation.

For instance, one of our independent dairy distributors exported our Darling Mila milk to the United States in January 2003.  This milk was subsequently recalled from stores in February 2003 when food inspectors discovered that the milk contained sulfonamide.  Whereas Russian legislation permits limited amounts of sulfonamide in milk, the United States does not.  The recall, which was publicized in the Russian press, and any similar events that may occur in the future could negatively impact our reputation in the Russian Federation and CIS and abroad, and adversely affect our results of operations.

We do not carry full insurance for our facilities for risks commonly insured against in other countries. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity. For example, if substantial production capacity were lost at Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. Additionally, depending on the severity of the property damage, we may not be able to rebuild in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business.

Our operations and properties are subject to regulation by various government entities and agencies. As a producer of food products, our operations are subject to production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise adversely effect our business or financial results.

Additionally, under relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions include may civil and administrative penalties applicable to a company and criminal penalties applicable to its officers.  Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for the failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for other violations. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results would suffer.

34. Investments Declaration. Description of the Issuer’s Activities.

Rendered by investment funds only.

35. Plans of the Issuer’s Future Activities.

To satisfy fully the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits.

36. Data on the Issuer’s charter capital.

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

total amount (rub.): 880,000,000

share of the charter capital: 100%

Preferred Shares:

total amount (rub.): 0

share of the charter capital: 0%

37. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

none

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

none

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

not provided for

38. Data on the Issuer’s Authorized Shares.

38.1

Category of shares: Common

Form of shares: Registered, uncertificated

Full name of category/type of authorized shares: Registered common shares, uncertificated

Par value (rub.): 20

Number: 44,000,000

Total (rub.): 880,000,000

Terms of placement: According to article 7 of the Charter, all additional common shares of the Company, if placed, grant their owners (shareholders) an amount of rights equal to the rights granted by common shares already placed by the Company at the moment the decision to place additional shares was adopted.

39. Substantial Contracts and Obligations of the Issuer.

None

40. Issuer’s Obligations for the Issue of Stocks and Securities Convertible into Stocks.

Placing complete, no obligations.

41. Data on Sanctions Against the Issuer and the Issuer’s Participation in Lawsuits and Inspections.

No court proceedings in the 2nd quarter of 2003

Description of the Basis for all Issuer Inspections by State Authorities and Issuer Audits on Request of Its Participants (Shareholders), Pending or Finished in the Reporting Quarter

No issuer inspections.

42. Material Facts (Events, Activities) Having Occurred in the Reporting Quarter.

Date of fact (event, action): 1.04.2003

Code: 1306005A01042003

Place where Protocol was drawn up: Moscow, Russia

Date when Protocol was drawn up: April “01” 2003.

Form of meeting: decision voted by absentee ballots (polling).

Quantitative composition of Committee of Directors of Public Corporation “Wimm-Bill-Dann Foods ” (further OAO“WBD F” or “Society”) is 11 (eleven) persons.

Participated in voting11 (evleven) members of Committee of Directors:

Guy de Selliers, M.V. Dubinin, A.S. Orlov,  S.A. Plastinin, V.A. Tutel’yan, V.N. Shcherbak, D. Yakobashvili, Ye.G. Yasin, E. Lingwood Tipton, Michael O’Nil, J. B. Mark Mobius. Quorum takes place.

QUESTIONS FOR VOTING AND VOTING RESULTS:

1.                                      The first question of the agenda:  Determination of conditions and order to realising by shareholders of their right to sell to Society their shares and communication to shareholders concerning such a right. Price and order to selling.

1.1.                          With the goal to defend additionally the rights of shareholders, it is assumed to the following: if the general meeting of shareholders of OAO “Wimm-Bill-Dann Foods” will vote pro the decision on approval of large deed, the shareholder possessing voting shares and voted against such a large deed or not participated in the voting of this question has the right to require that OAO “Wimm-Bill-Dann Foods” purchase all or a part of his shares.

1.2.                            The price of preferred ordinary individual shares of OAO “Wimm-Bill-Dann Foods” for acquiring from shareholders of OAO “Wimm-Bill-Dann Foods” in correspondence with Article 75 of Federal Law “On Joint-stock Companies” is 508 roubles and 68 for one preferred ordinary individual share of OAO “Wimm-Bill-Dann Foods” on the basis of report of independent assessor based on the report of independent assessor ZAO”Professional’nij Tsentr Otsenki i Ekspertiz” reference no. I-030320-B000/1 dated 20.03.2003.

1.3.                            In correspondence with Article 76 of Federal Law “On Joint-stock Companies” the following order of purchase of shares from shareholders of OAO “Wimm-Bill-Dann Foods”  is approved:

(1)                                 In case of the general meeting of shareholders of OAO “Wimm-Bill-Dann Foods” will approve the decision of approval of large deed, the shareholder of voting shares voted “CONTRA” large deed or not participated in voting on this question has right to require that OAO “Wimm-Bill-Dann Foods”  purchase all or a part of his shares;

(2)                                 A written application for payment of a shareholder about purchase of shares of OAO “Wimm-Bill-Dann Foods” (with mandatory indication of complete name (business name), passport data (registry data), place (location), phone no. of the shareholder, and the quantity of shares which are required to be purchased) has to be sent by a registered letter to the address:  Russia, 109028,

Moscow, Yauzskij bulvar, no.16/15, room 306;

(3)                                 The application of a shareholder of OAO “Wimm-Bill-Dann Foods” about requirement to purchase his shares must be asserted (must arrive at the above address) no later than 45 days from the date of respective decision by special general meeting of shareholders of OAO “Wimm-Bill-Dann Foods”;

(4)                                 To the shareholders of OAO “Wimm-Bill-Dann Foods” presented the written application a filled set of documents will be sent by mail, which are necessary to register the purchased shares to the account of OAO “Wimm-Bill-Dann Foods” and detailed instruction how to fill in the documents and choose the way to receive funds for sold shares (either to a bank account or by postal money order).

(5)                                 After the end of the period of presentation of notices to purchase the shares, the OAO “Wimm-Bill-Dann Foods” within 30 days shall purchase the shares from shareholders claimed the notice of purchase. After receipt by OAO “Wimm-Bill-Dann Foods” of the properly filled documents necessary for registration of shares to be purchased to the account of OAO “Wimm-Bill-Dann Foods” and new registration of such shares on the account of OAO “Wimm-Bill-Dann Foods”, the payment for the shares purchased will be effected;

(6)                                 In case if the sum of all shares with respect to which the shareholders of OAO “Wimm-Bill-Dann Foods” required the purchase will exceed 10 per sent of the amount of net wealth at the date of decision on approval of large deed, the shares will be purchased from shareholders proportionally to the applied quantities with the use of mathematical rules of round-up;

(7)                                 OAO “Wimm-Bill-Dann Foods” will inform about the date of payment of respective mounts to respective shareholders by addresses indicated in their applications on purchase.

1.4.                            The information about the right of shareholders to require that their shares be purchased, the price of purchase, and the order of purchase will be included into written notice directed to shareholders along with ballots for voting on special general shareholders meeting;

1.5.                            The information about the right of shareholders to require that their shares be purchased, the price of purchase, the order of purchase, and contact phone no. to obtain additional information will be included into the text of the announcement in mass-media (The Wall Street Journal) about the special general shareholders meeting.

Votes’ distribution: “PRO” - 10 (ten) votes; “CONTRA” - 1 (one) vote (V.N. Shcherbak); “BAST.” - no votes. Decision approved by majority in the above formulation.

2. The second question of the agenda: Determination of the list of information (materials) presented to shareholders during preparations to special general shareholders meeting.

2.1.                          The following information (materials) will be presented to shareholders during preparations to the special general shareholders meeting, decision about which was approved by Committee of Directors of Society (Protocol no. 11-03 dated March, 11, 2003):

•                                          description of large deed to be considered on the general shareholders meeting, including its essential conditions;

•                                          a copy of report of independent assessor about the marker value of Society;

•                                          calculation of amount of the net wealth of Society by bookkeeping records for last accounting period;

•                                          copies of extractions from protocols of meetings of Committee of Directors of Society, where the decision on the summon of general shareholders meeting for consideration of the questions on approval of a large deed, on granting the right to require purchase, and on determination of the price of purchase of Society shares were adopted with the price of share indicated;

•                                          the project of decision of the general shareholders meeting.

Votes’ distribution: “PRO” - 11 (eleven) votes; “CONTRA” - no votes; “ABST.” - no votes. The decision adopted unanimously as has been formulated above.

3.                                      The third question of the agenda: Assertion of the new text of announcement on special general Society shareholders meeting.

3.1.                          With the goal to advise the Society shareholders on general shareholders meeting whose agenda includes the question on approval of a large deed and what on which may give rise to the right of purchase by Society of shares, the following new text of announcement of special general Society shareholders meeting is adopted which completely replaces the text of the announcement approved by Committee of Directors of Society (protocol no 11-03 dated March, 11, 2003).

Votes’ distribution: “PRO” - 11 (eleven) votes; “CONTRA” - no votes; “ABST.” - no votes. Decision approved unanimously as has been formulated above.

4.                                      The fourth question of the agenda: On mission to agree the final projects of agreements and sign agreements representing the large deed.

 4.1.                         Entrust the Chairman of Board of Society, S.A. Plastinin, and Principal Financial Director of Society V.V. Preobrazhenskij, in case of approval of the decision on large deed on the special general Society shareholders meeting, to co-ordinate the large deed (Load Agreement, Subscription Agreement, Indemnity Payment Agreement) and other documents related to the large deed.

4.2.                            Entrust the Chairman of Board of Society, S.A. Pliastinin, and the Principal

Accountant of Society, Ye. Laryushkina, in case of approval on the special general Society shareholders meeting of the decision on large deed to sign the agreements composing the large deed (Loan Agreement, Subscription Agreement and Indemnity Payment Agreements) and other documents related to the large deed.

Votes’ distribution: “PRO”  - 11 (eleven) votes; “CONTRA” - no votes; “ABST.” - no votes. Decision approved unanimously as has been formulated above.

5.                                      Fifth question of the agenda:                                Approval of new edition of ballots for voting on the special general Society shareholders meeting .

5.1.                            Approve the new edition (form and text) of ballots for voting on the special general Society shareholders meeting, which completely replaces the edition (form and text) of ballots approved by Committee of Directors (protocol no.  11-03 dated March, 11, 2003).

Votes’ distribution: “PRO”  - 11 (eleven) votes; “CONTRA” - no votes; “ABST.” - no votes. Decision approved unanimously as has been formulated above.

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

Date of the fact (event, action): 25.04.2003

Code: 1306005A25042003

Place of Protocol draw up: Moscow.

The form of meeting:  joint presence.

Date of the meeting:  April, “24”, 2003.

Date of Protocol draw up: April, “25”, 200.

PRESENCE ON THE MEETING:

Members of Committee of Directors: Guy de Selliers, M.V. Dubinin, A.S. Orlov, S.A. Plastinin, V.A. Tutel’yan, V.N. Shcherbak, D. Yakobashvili, Ye.G. Yasin, E. Linwood Tipton, Michael O’Nil,  J. B. Mark Mobius. Quantitative composition of Committee of Directors of Public Corporation “Wimm-Bill-Dann Foods” (further OAO“WBD F” or “Society”) is 11 (eleven) persons. All 11 (eleven) members of Committee of Directors are present. Meeting is authorised. Chairman of the meeting D. Yakobashvili (by status).

QUESTIONS FOR VOTING AND RESULTS OF VOTING:

10. Tenth question of the agenda: Summon of annual general shareholders meeting (approval of date and agenda, place of meeting, date of shareholders list, form and text of ballots, text of announcements on summon of meeting, on candidates to Committee of Directors, Auditing Commission, and Returning Board).

10.1. Summon by the initiative of Committee of Directors of Society annual general Society shareholders meeting (further Meeting).

10.2.                     Include by the initiative of Committee of Directors of Society into the of annual general shareholders meeting of Society following questions:

1.                                      Election of members of Returning Board of Society.

2.                                      Alterations and amendments to Statute of Society.

3.                                      Approval of Standing Order “On Committee of Directors of Society” in new edition.

4.                                      On approval of deed in which interests are present.

10.3.                     Approve the agenda of the annual general shareholders meeting of Society:

1.                                      Election of members of Returning Board;

2.                                      Approval of Annual Report, Annual Books, including Incomes, including payment of (announcement) of interests, and Expenses Statement of Society by the results of the financial year.

3.                                      Approval of the Auditor of Society for 2003.

4.                                      Alterations and amendments to Statute of Society.

5.                                      Approval of Standing Order “On Committee of Directors of Society” in new edition.

6.                                      Election of members of Committee of Directors of Society .

7.                                      Election of members of Auditing Commission of Society.

8.                                      Approval of deeds in which interests are present.

10.4.                     Include by the initiative of Committee of Directors of Society OAO“WBD F” into the list of candidates for voting on the annual shareholders meeting of OAO“WBD F” for election into Returning Board the following candidates: Ye.S. Solnsteva., I.A. Tyusina, I.A. Gromova, N.Yu. Nosova, I.M. Kolesnikov.

10.5.                     Include by the initiative of Committee of Directors of Society OAO“WBD F” into the list of candidates for voting on the annual general shareholders meeting of Society OAO“WBD F” for election to Committee of Directors the following candidates: Guy de Selliers, M.V. Dubinin , Michael O’Nil, A.S. Orlov , S.A. Plastinin, V.A. Tuteliyan, V.N. Shcherbak, D. Yakobashvili, E.G. Yasin, E.  Linwood Tipton, G.B. Mark Mobius.

10.6.                     Include by the initiative of Committee of Directors of Society OAO“WBD F” into the list of candidates for voting on the annual general shareholders meeting of Society OAO”WBD F” for election to Auditing Commission the following candidates: I.N. Bocharova, E.V. Gorshechnikova, E.B. Kuznetsova, N.N. Kolesnikova, M.A. Naumova, N.V. Romanova, E.V. Smirnova.

10.7.                     Nominate the Presidium of the annual general shareholders meeting of OAO”WBD F” as given in the following list: Chairman of general shareholders meeting: David Yakobashvili, Secretary: Aleksandr Alekseyevich Kirichenko

10.8.                     Approve the following conditions and order of the annual general shareholders meeting of Society:

1.                                      Date of meeting: June, “18”, 2003;

2.                                      Time of meeting:  registration starts 10.00 a.m.; meeting starts 11.15 a.m. by Moscow Time.

3.                                      Place of meeting: Russian Federation, Moscow, Yauzskij bulvar, no. 16/15, room 306.

4.                                      Form of meeting: the meeting (mutual presence of shareholders).

10.9.                     Approve the date of drawing up the list of persons with right to participate in the annual general Society shareholders meeting: April, “30”, 2003, (end of register holder working day), the registry of shareholders (representatives of shareholders) for participation in the annual general shareholders meeting of Society is carried out June,“18”, 2003, at 10.00 by address: Russian Federation, Moscow, Yauzskij bulvar, no. 16/15, room 306.

For the registration a person must present a document identifying his/her person, and also qualifying documents: warranty of authority and/or other documents as required by

Russian Law.

10.10.              Approve forms and texts of ballots for voting on the annual general shareholders meeting of Society OAO“WBD F”.

10.11.              Approve the text of announcement on summon of the annual general Society shareholders meeting.

10.12.              Determine the following order of announcement on the annual general Society shareholders meeting: send it not later than 20 (twenty) days prior to the date of Meeting send to every person indicated in the list of persons possessing the right to participate in Meeting by registered letter or entrust personally with signature and also publish the announcement of meeting in the newspaper “Wall street journal” (New York, U.S.A.).

10.13.              Approve the list of information (materials) presented to shareholders during preparations of annual general shareholders meeting and the order of advising:

1.                                      Information about candidates to Returning Board.

2.                                      Information about candidates to Committee of Directors of Society .

3.                                      Information about candidates to Auditing Commission.

4.                                      Materials related to questions included into agenda of the meeting.

From the moment of publication in the newspaper “Wall street journal” (New York, U.S.A.) of the announcement of Meeting the society shareholders may be acquainted with materials subject to be presented to shareholders of Society and receive copies of materials to be represented to shareholders in preparations to Meeting by the address: Russian Federation, Moscow, Yauzsky av., 16/15, working days, since 09.00 to 16.00 Moscow Time. Written rekarks and suggestions concerning the agenda can be directed by shareholders to: Russian Federation, Moscow, Yauzsky av., 16/15 , OAO“WBD F”.

Votes’ distribution: “PRO”  - 10 (ten) members of Committee of Directors; “CONTRA” - no votes; “ABST.” - no votes. Ye.G. Yasin did not participate in voting. Decision approved unanimously as has been formulated above.

12. The twelfth question of the agenda: Change in the Board of Society of OAO“WBD F”

By recommendation of the Chairman of Board of Society - A.S. Plastinin:

12.1. The quantity of members of Board of Society of OAO”WBD F”  is defined as 8 (eight) persons.

12.2. Nominate since April, “25”, 2003, as a member of Board of Society OAO“WBD F” for the period of three years Mikhail Vil’yenobich Kondyrev.

12.3. Determine the following final list of members of Board of Society OAO“WBD F” with regard for all nominations made earlier:

1) Chairman of Board of Society - Sergej Arkad’evich Plastinin, Members of Board of Society -

2)                                     Maksim Olegovich Byrdin,

3)                                     Dmitrij Sergeyevich Kolokatov,

4)                                     Leonid Andreyevich Kompaniets,

5)                                     Michail Vil’enovich Kondyrev,

6)                                     Dmitrij Viktorovich Kupriyanov,

7)                                     Vladimir Vladimirovich Preobrazhenskii,

8)                                     Pavel Andreyevich Smirnov.

Votes’ distribution: “PRO”  - 9 (nine) members of Committee of Directors; “CONTRA” - no votes; “ABST.” - 1 (one) member of Committee of Directors (A.S. Orlov). Ye.G. Yasin did not participate in voting. Decision approved by majority as has been formulated above.

15. The fifteenth questions of the agenda (any other business):

Approval of Statement of emission of shares of Public Corporation “Wimm-Bill-Dann Foods”, distributed by the Decision of Committee of Directors of Public Corporation “Wimm-Bill-Dann Foods” on distribution of % inconvertible obligations payable to bearer of series 01 of Public Corporation “Wimm-Bill-Dann Foods”.

15.1. In view of termination of distribution of % inconvertible obligations payable to bearer of series 01 of Public Corporation “Wimm-Bill-Dann Foods” with mandatory centralised depository, approve “Statement on results of emission of documentary% inconvertible obligations payable to bearer of series 01” of the Public Corporation “Wimm-Bill-Dann Foods” - Appendix no. 3.

Votes’ distribution: “PRO”  - 10 (ten) members of Committee of Directors; “CONTRA” - no votes; “ABST.” - no votes. Ye.G. Yasin did not participate in voting. Decision approved unanimously as has been formulated above.

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

Date of the fact (event, action): 30.04.2003

Code: 0206005A30042003

Mikhail Vladimirovich Dubinin
position: member of Committee of Directors of Society
part in Issuer’s Authorised Capital Stock before change: 12.1623%
part in Issuer’s Authorised Capital Stock after change: 10.1623%
date of the change of the part in Authorised Capital Stock: 30.04.2003

Aleksandr Sergeyevich Orlov
position: member of Committee of Directors of Society
part in Issuer’s Authorised Capital Stock before change: 6.8733%
part in Issuer’s Authorised Capital Stock after change: 6.2234%
date of the change of the part in Authorised Capital Stock: 30.04.2003

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

Date of the fact (event, action): 25.04.2003

Code: 1206005A25042003

Form of general meeting: special meeting.
Form of general meeting: absentee ballot.
Date of general meeting: April, 24, 2003.

Date of drawing up protocol: April, 25, 2003.

QUESTIONS FOR VOTING AND RESULTS OF VOTING:

1.                                      The first question of the agenda: On approval of large deed.

1.1.                            In order to fulfil the requirements of Federal Law “On Joint-stock Companies” as concerns large deed, approve the large deed consisting of the following mutually related deeds:

1.                                      Loan Agreement between Society and the Bank UBS Luxembourg S.A. (or any other bank nominated by the Bank UBS Luxembourg S.A. as agreed with Society) (further, Lending Bank), by which (a) Lending Bank guarantees to loan to Society a loan of the sum of incomes of distribution of obligations (further Obligations) which is realised by Lending Bank on the basis of Subscription Agreement mentioned in item 2 in what follows while Society guarantees to pay % rate interests by the loan not lower and Society undertakes to pay principal amount of loan and Society guarantees to pay in time % rates of credit and pay the principal sum of credit in established period or earlier if this will be required in accordance with the provisions of Loan Agreement; it is assumed that the above payments and indemnities must be realised as provided in statement of payment of principal amount and interests, which are contained in conditions of Obligations; (b) Society ensures to provide some other payments by provisions of Loan Agreement; and (c) Society gives presentations, warranties and undertakings as concerns indemnifying related to and obligations concerning indemnifying to ensure deeds provided in the Loan Agreement.  The sum of loan given by Lending Bank by the Loan Agreement is from 100 (one hundred) millions of USD to 250 (two hundred and fifty) millions USD, depending on the market situation at the moment of distribution of Obligations. Per cent rate is determined in proper way by authorised representatives of Society, including Chairman of Board or/and Principal Financial Director of Society on the basis of consultations with the Bank UBS AG or its affiliated persons, staring with conditions on international capital markets for Russian borrowers with similar credit rating at the moment of distribution of Obligations.  The period of loan by Loan Agreement is no longer than 5 (five) years.

2.                                      The Subscription Agreement signed by Society and Lending Bank, Bank UBS AG or a nominated person, and Managers (or Affiliated Companies of such Managers) (UBS AG and Managers further are written as “Underwriter Banks”), following which (a) the Lending Bank acting as Issuer guarantees to issue and sell the obligations of nominal amount equal to the sum of Loan by the Loan Agreement, and the Banks-Underwriters acting as First Buyers guarantee to subscribe to the obligations pay for them (or provide such subscription and payment) under certain preliminary conditions contained in Subscription Agreement, and (b) Society guarantees certain representations, warranties and undertakes to indemnify as concerns such deeds and undertake ensure the deeds provided by the Subscription Agreement.

3.                                      The Agreement on payment of indemnity is signed between Society and the Trustee Manager; following this Agreement, Society (a) guarantees to indemnify to Trustee Manager (which is nominated by the UBS AG bank or any other bank entering to UBS Warburg Group) certain expenses and costs by Trustee Manager which are related or can be related to the deed agreed by Indemnity Payments Agreement; and (b) undertakes some other obligations with respect to Trustee Manager provided by Indemnity Payments Agreement.

4.                                      Indemnity Payments Agreement signed between Society and Paying Agent: following this agreement, Society (a) guarantees indemnify the Paying Agent (nominated by UBS AG or any other bank of UBS Warburg Group) certain expenses and costs incurred by Paying Agent, which are related to or can be related to Indemnity Payments Agreement ; and (b) undertakes some other obligations in favour of Paying Agent, which follow are implied by the Indemnity Payments Agreement .

9 ballots were collected by the agenda issue with total quantity of votes 30 969 049, which is 70,38% of the total quantity of shares voting on this issue. Quorum takes place. Voting results: “PRO” - 30 969 049 votes (100% of votes participated in voting), “CONTRA” - no votes, “ABST.” - no votes. Decision voted unanimously “PRO” in the formulation suggested.

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

Date of the fact (event, action): 14.05.2003

Code: 1306005A14052003

The form of meeting: adoption of decisions by absentee ballots (questionnaires).

Place of protocol: Moscow

Date of drawing up protocol: May, “14”,  2003.

Composition of the Committee of Directors of Public Corporation “Wimm-Bill-Dann Foods”  (further - OAO“WBD F” or “Society”) - 11 (eleven) persons.

Participated in voting 8 (eight) members of Committee of Directors of Society: Guy de Selliers, M.V. Dubinin, V.A. Tuteliyan, V.N. Shcherbak, D. Yakobashvili, E.G. Yasin, E.  Linwood Tipton, G.B. Mark Mobius. Quorum takes place.

QUESTIONS FOR VOTING AND RESULTS OF VOTING:

The first question of the agenda: Approval of deeds with respect to which interests are present.

1.1. To fulfil the formal requirements of Federal Law “on Joint-stock Companies” as concerns deeds with respect to which potential interests are present and in view of absence of real conflict of interests, approve the following deeds:

1. OAO“WBD F”  (Licensor) grants to ZAO “Gulchevichskij maslozavod” (Licensee) for the period of agreement validity for paid by Licensee to Licensor indemnity the licence on territory of RF for use of the following trademarks for goods and services mentioned in the agreement:

233115 - VESYOLYJ MOLOCHNIK (FUNNY MILKMAN) (combined)

Indemnity is paid every month and determined as follows:

from (0.01% to 10%) of general cost of goods realised by the Licensee with mentioned trademarks plus VAT 20%, but not lesser than 120 roubles including VAT (20%). Total cost of good delivered is determined without VAT.

2. OAO“WBD F”  (Licensor) grants to OAO “Molochnyj kombinat”, Timashevsk (Licensee) for the period of agreement validity for paid by Licensee to Licensor indemnity the exclusive licence on territory of RF for use of the following trademarks for goods and services with the right to issue sublicense:

226425 - Frugurt (apricot-mango)

227683 - Frugurt (whortleberry)

227684 - Frugurt (raspberry)

227072 - Chudo Tvorozhok (pear)

233115 - Vesyolyj molochnik (combined)

Indemnity is paid every month and determined as follows:

from (0.01% to 10%) of general cost of goods realised by the Licensee with mentioned trademarks plus VAT 20%, but not lesser than 120 roubles including VAT (20%). Total cost of good delivered is determined without VAT.

3. In view of change of som exchange rate with respect to USD, the amount of deed approved earlier (up to 1 000 000 USD) by general shareholders meeting of OAO“WBD F”  (Protocol no. 31-05 dated May, 31, 2002) by acquisition of ordinary shares of OAO “Bishkeksut”suplementary emission (emission No KG0104007818 dated December, 25, 2002) up to the sum equivalent to 45 078 619,60 soms (the sum of deed in which 1 share costs 38,645 soms). The beneficiary is OAO“WBD F” ;

From the members of Committee of Directors of Society, which participated in voting, in definition of the results only the votes of the following members of Committee of Directors are taken into account, which have no interests in these deeds: Guy de Selliers, V.N. Shcherbak, E.  Linwood Tipton, G.B. Mark Mobius, V.A. Tuteliyan, E.G. Yasin.

Votes’ distribution: “PRO” - 6 (six) votes; “CONTRA” - no votes; “ABST.” - no votes. Decision was approved unanimously as has been formulated above.

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

Date of the fact (event, action): 25.04.2003

Code: 1506005A25042003

The date of approval by the Committee of Directors of Society OAO “Wimm-Bill-Dann Foods” of the decision (date of protocol) on the date of the list of placement owners: April, 25, 2003.

Date of drawing up the list of personal placement owners of OAO “Wimm-Bill-Dann Foods”, which have the right to participate in general shareholders meeting: April, 30, 2003.

Representative by voting trust certificate dated 01.10.2002 current issue 01/10	R.V. Bolotovsky

43. Data on Re-organization of the Issuer, Its Associated and Dependent Companies.

OJSC “WBD FOODS” was created as a result of re-organization of “WBD FOODS LLC”, based on the decision on re-organization made by the general meeting of participants of

“WBD FOODS LLC”. Re-organization was performed by exchanging shares of participants of “WBD FOODS LLC” for the stock of OJSC “WBD FOODS”.

44. Additional Material General Information on the Issuer.

No additional material information on the Issuer.

B. DATA ON THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

45. Annual Financial Reports for the Past Three Fiscal Years.

Not submitted for the current reporting period

46. Issuer’s Financial Reports for the Reporting Period.

See Attachment.

47. Facts Leading to Increase or Decrease of the Issuer’s Assets by Over 10 Percent in the Reporting Quarter.

Date of the fact (facts): 30.06.2003

Description: Intangible assets have grown (the number of registered trademarks increased, fixed assets were acquired (equipment), additional shares of OAO Lianozovo Dairy Plant, OAO Vladivostokskij Dairy Plant,  AO Bishkeksut, OAO Nizhegorodskij Dairy Plant were acquired, the sum of loans to affiliated companies increased.

Absolute increase of active assets at the end of current quarter compared with the preceding quarter: 5 975 431 thousand roubles

Value of the Issuer’s assets at the last day of the quarter preceding the reporting quarter: 6 362 197 thousand rubles

Value of the Issuer’s assets at the last day of the reporting quarter: 12 337 628 thousand rubles

48. Facts Leading to Increase or Decrease of the Issuer’s Profits (Loss) in the Reporting Quarter by Over 20 Percent Compared to the Previous Quarter.

Date of the fact (facts): 30.06.2003

Description: Increase of expenses related to reception of loan by loan agreement with UBS Luxembourg S.A., and also expenses related to the procedure of emission and distribution of documentary % shares by bearer of series 01.

Absolute change of incomes (expenses) for accounting quarter compared with incomes (expense) of Issuer for the quarter preceding the accounting quarter: 116 805 thousand roubles

Issuer’s profits (losses) in the quarter preceding the reporting quarter: 68 921 thousand rubles

Issuer’s profits (losses) in the reporting quarter: -(47 884) thousand rubles

49. Data on the Creation and Use of Issuer’s Reserve and Other Special Funds.

None

50. Issuer’s Deals in the Reporting Period, Equal to or Exceeding 10 Percent of the Issuer’s Assets as of the End of the Previous Quarter.

50.1 Date of deed: 14.05.2003

Subject of deed: Loan agreement with Issuer and UBS Luxembourg S.A. by which Issuer received from UBS Luxembourg S.A. loan equivalent to 150 000 000 USD.

Total amount (value) of funds obtained (spent) by Issuer by the deed: 4 595 238 thousand roubles.

Part in active assets of issuer of the amount (value) of finds obtained (spent) by Issuer by the deed: 72.23%

Counteragents and beneficiaries of the deed:

50.1.1 Business name: UBS Luxembourg S.A.
Address: 36-38 Grand rue, Lf-1600 Luxembourg
Phone: -
Fax: 356-45 12 12 703

Persons possessing interests in this deed in correspondence with the laws of Russian Federation:

none

Authorised organ of Issuer approved the decision of deed: General shareholders meeting

Date of decision to agree with deed: 24.04.2003

50.2 Date of deed: 15.04.2003

Subject and description of deed: Issuer distributed documentary per cent inconvertible obligations payable to bearer of series 01. Total quantity of obligations 1 500 000 pcs, nominal price 1000 roubles each.

Total sum (cost) of funds acquired (spent) by Issuer by the deed: 1 500 000 thousand roubles.

The part in active assets of Issuer of the sum (cost) of funds obtained (spent) by Issuer by the deed: 23.58%

Counteragents and beneficiaries of the deed:

50.2.1 Name :
Address:
Phone:
Fax:

Persons possessing interests in this deed in correspondence with the laws of Russian Federation:

none

Authorised organ of Issuer decided to approve the deed: Board of Directors

Date of decision to agree with deed’s conclusion: 11.12.2002

51. Data on the Use of Funds Raised by the Issuer as a Result of Placing Issued Securities.

51.1 State registry number of emission: 4-01-06005-A

Date of state registry of emission: 25.03.2003

Total amount (cost) of actives paid for securities at the date of termination of accounting quarter: 1 500 000 thousand roubles.

The amount (cost) of funds used in accounting quarter by every of aims of draft on funds:

Meeting of liability of Issuer by short time credit agreements - 993 494 thousand roubles.

Investments into Issuer subsidiaries and affiliated companies - 506 505 thousand roubles.

Total amount (cost) of funds used in the accounting quarter period: 1 499 999 thousand roubles

52. Borrowed Assets Received by the Issuer and Its Associated Companies in the Reporting Quarter

Data on the Issuer’s Borrowed Assets as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	—	4 676 621	81 383	4 595 238
including past-due	—	—	—	—
Other Long-term Loans	—	1 540 288	—	1 540 288
including past-due	—	—	—	—
Short-term Bank Credits	—	241 877	241 877	—
including past-due	—	—	—	—
Employee Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Short-term Loans	—	161 205	161 205	—
including past-due	—	—	—	—

Data on the Issuer’s and it’s Accociated Companies Borrowed Assets as of the End of the last reporting year:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	399 717	—	—	421 525
Including past-due	—	—	—	—
Other Long-term Loans	11 709	—	—	11 709
Including past-due	—	—	—	—
Short-term Bank Credits	2 770 710	—	—	2 989 323
Including past-due	—	—	—	—
Employee Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Short-term Loans	507 316	—	—	511 602
including past-due	—	—	—	—

53. Accounts Payables and Receivables of the Issuer and Its Associated Companies for the Reporting Period.

Data on the Issuer’s Accounts Payables and Receivables as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:
short-term	390 816	2 824 832	2 681 436	534 212
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
long-term	—	—	—	—
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
2) Accounts Payables:
short-term	9 948	2 766 395	2 685 412	90 931
including past-due	—	—		—
including over 3 months	—	—		—
including by:
long-term	—	—		—
including past-due	—	—		—
including over 3 months	—	—		—
including by:
Guarantees:
Received	—	1 692 426	141 076	1 551 349
including third parties	—	—	—	—
including by:
Issued	1 320 743	345 453	383 928	1 282 268
including third parties	—	—	—	—
Including by:
3) Bill Movement:
Issued Bills	—	—	—	—
Including past-due	—	—	—	—
Including by:
Received Bills	—	308 155	3 608	304 547
Including past-due	—	—	—	—
Including by:

Data on the Issuer’s and its Associated Companies’ Accounts Payables and Receivables as of the End of the last reporting Year:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:
short-term	779 179	—	—	1 998 698
including past-due	17 511	—	—	86 994
including over 3 months	—	—	—	—
including by:
long-term	—	—	—	—
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
2) Accounts Payables:
short-term	1 779 315	—	—	2 095 037
including past-due	—	—		—
including over 3 months	—	—		—
including by:
long-term	542 098	—		1 749 636
including past-due	—	—		—
including over 3 months	542 098	—		1 749 636
including by:
Guarantees:
Received	—	—	—	—
including third parties	—	—	—	—
including by:
Issued	—	—	—	—
including third parties	—		—	—
Including by:
3) Bill Movement:
Issued Bills	—	—	—	—
Including past-due	—	—	—	—
Including by:
Received Bills	—	—	—	—
Including past-due	—	—	—	—
Including by:

54. Issuer’s Financial Investments.

Data on the Issuer’s Financial Investments as of the End Date of the Reporting Period:

Investment Amount as of the End of Reporting Quarter (Thousand rubles)
Item Name	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	—	—	—
Investments in regional government notes	—	—	—
Investments in local government notes	—	—	—
Investments in shares of other organizations	—	2 877 109	2 877 109
Investments in bonds and other debt instruments	—	—	—
Other loans granted	2 204 274	3 994 628	6 198 902

Investments in the Issuer’s associated companies	2 204 274	6 871 737	9 076 011
Investments in the Issuer’s dependent companies	—	—	—

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Issuer’s Assets as of the End Date of the Reporting Period (Thousand rubles)			12 337 628

Financial Investments in Organization Constituting 10 or More Percent of the Issuer’s Assets as of the End Date of the Reporting Quarter

Organization Name	Investment Amount (Thousand rubles)	Share of Assets
OJSC Lianozovo Dairy	2 434 176	19.729692%
OJSC Tsaritsino Dairy	1 336 580	10.833363%
Total	3 770 756	30.563055%

Data on the Issuer’s and its Associated Companies’ Financial Investments as of the End Date of the last reporting Year:

Investment Amount as of the End of Reporting Quarter (Thousand rubles)
Item Name	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	—	—	—
Investments in regional government notes	—	—	—
Investments in local government notes	—	—	—
Investments in shares of other organizations	—	63 219	63 219
Investments in bonds and other debt instruments	—	—	—
Other loans granted	—	—	—

Investments in the Issuer’s associated companies	—	—	—
Investments in the Issuer’s dependent companies	—	—	—

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Issuer’s Assets as of the End Date of the Reporting Period (Thousand rubles)			12 337 628

Financial Investments in Organization Constituting 10 or More Percent of the Issuer’s Assets as of the End Date of the Reporting Quarter

Organization Name	Investment Amount (Thousand rubles)	Share of Assets
Total	—	0%

55. Other Material Information on the Issuer’s Financial and Economic Activity

There is no other material information on the Issuer’s financial and economic activity.

C. DATA ON THE ISSUER’S SECURITIES

56. Data on the Issuer’s Shares.

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company [sic] without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

57. Data on the Issuer’s Bonds.

Issue Number: 3

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount: 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Open subscription

Offering Period: from 15.04.2003 to 15.04.2003

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MECIX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                           Purchase price: 100% of the face value;

a.2)                           Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                           Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

1.1.5. The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bondowners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                                     the Issuer’s Consolidated and Combined Financial Statements;

2)                                     the composition of the Issuer Group;

3)                                     the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue : Vitafrukt Limited Liability Company.

Kind of security: guarantee

Amount of provided security: 1 500 000 000

Placement of bonds is carried out in the 2 quarter 2003

D. OTHER DATA ON THE ISSUER’S SECURITIES.

58, 59, 60. Rights of the Issuer’s Shareholders. Dividends on the Issuer’s Shares.

58.1

Category of Shares: Common

Form of Shares: Registered, uncertificated

Full Name of Category/Form of Authorized Shares: Registered common shares, uncertificated

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Dividends on Shares of this Category (Type):

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, 1 half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

61. Limitations on the Circulation of Securities.

See sections 56 and 57

62. Other Material Information on the Issuer’s Securities.

The share fractions mentioned in this quarterly report are calculated as the value of shares divided to the value of the charter capital of the companies set forth in the constitutive documents of such companies

ATTACHMENT

Financial Statements
for the I half of 2003

-

Accounting Policy for the Purpose of 2003 Accounting

1. General Provisions

1.1. Accounting at Wimm-Bill-Dann Foods OJSC shall be performed in accordance with the following applicable regulations governing the methodological fundamentals of accounting as well as the accounting organization and implementation procedures:

•                  The Federal Law dt. 21.11.96 No. 129-FZ “On Accounting”,

•                  Regulations of Accounting and Reporting in the Russian Federation dt. 29.07.1998 No. 34n,

•                  The Standard Corporate Chart of Accounts approved by Order of the Ministry of Finance dt. 31.10.2000 No. 94n, applicable Accounting Regulations,

•                  other regulations and methodological recommendations and accounting-related materials, as subsequently amended.

1.2 Accounting of property, liabilities and business operations shall be on the basis of physical measures in monetary terms by way of their total, continuous, documentary and interrelated recognition.

1.3.  The following shall be the objectives of the corporate accounting system:

•             to create complete and reliable information on the company’s business processes and results of operations;

•             to establish control over property status and movements, over the utilization of the corporate assets, labor and financial resources;

•             to identify and mobilize any internal reserves.

1.4. The corporate accounting policy has been developed on the basis of the following requirements to corporate accounts:

•                  completeness,

•                  reliability,

•                  timeliness,

•                  prudence,

•                  priority of content over form,

•                  consistency,

•                  rationality.

And further, on the basis of the following assumptions:

•                  the economic entity assumption,

•                  the accrual principle assumption,

•                  the accounting continuity assumption.

1.5. The chief executive officer of the company is responsible for the organization of corporate accounting.

1.6.  The chief accountant of the company shall assure that all business operations are recognized in the books of account and shall exercise control over their compliance with the RF legislation.

1.7. The chief accountant of the company shall sign jointly with the chief executive officer of the company all documents that serve as the basis for the acceptance of inventories, cash, settlement, credit and financial liabilities.

1.8. The chief accountant of the company shall not receive for implementation and execution any documents evidencing transactions that are inconsistent with the law or constitute breaches of contractual/financial discipline.

1.9. Internal statements shall be prepared, executed and delivered in accordance with the internal regulations and corporate orders.

1.10. The following shall be the company’s ordinary types of business:

•                  to make trademarks available to others on the basis of license arrangements;

•                  to provide comprehensive management services;

•                  to provide consulting services;

•                  to operate under assignments in the IT area;

•                  other businesses implying the earning of income pursuant to Accounting Regulations No. 9/99.

2. Organizational and Technical Matters

2.1.Corporate accounts shall be maintained by the Accounting Department, a separate department within the company, headed by the chief accountant. All operations of the accounting personnel shall be subject to the Accounting Department Regulations and the job descriptions of specific accounting personnel members.

2.2. There shall not be any separate structural subdivisions within the company.

2.3. The company shall prepare internal and external accounting statements. The external accounting statements shall include:

•                  balance sheet;

•                  profit and loss accounts;

•                  notes to the balance sheet;

•                  auditor’s report confirming reliability of the accounting statements;

•                  explanatory note.

The contents, formats, frequency and deadlines of submission of the internal statements, as well as the list of persons responsible for the preparation of such internal statements and the list of potential users shall be approved internally.

3. Accounting Methods Selected

3.1. Corporate accounts shall be maintained on a general-ledger double-entry accounting basis in accordance with the Corporate Chart of Accounts (Attachment No. 1).

3.2. Corporate accounts shall be maintained on the basis of source accounting documents. The company shall apply the standard formats of source accounting documents approved by the State Statistics Committee. In addition, the company shall apply home-designed and properly approved source accounting document formats containing all statutorily required details

Source documents shall service as the basis for the entries in the books of account; such source documents shall be prepared at the time of, or immediately after, the consummation of a business operation and shall contain the following statutorily required details:

•                  name of document (form);

•                  form code;

•                  date of preparation;

•                  name of the entity on whose behalf the document is prepared;

•                  content of the business operation;

•                  business operation measures (in physical and monetary terms);

•                  names of officers responsible for the consummation and proper execution of the business operation;

•                  personal signatures and names of signatories.

3.3. The information in the properly accepted source documents that is to be recognized in the corporate accounts shall accumulate and be systemized in the books of account designed and recommended by the Ministry of Finance of the Russian Federation and other authorities wherein the power to regulate accounting practices is vested by appropriate Federal Laws.

The information on business operations consummated over a given period of time shall be transferred, on a summary basis, from the books of account into the accounting statements.

3.4. No corrections shall be allowed in the source documents and in the corporate books of account. Any correction of an error shall require verification by a signature of the original signatory to the document, with the date of such correction stated. In no event shall any corrections be possible in the cash/banking documents.

3.5 The source documents, the books of accounts and the accounting statements shall be stored in accordance with the statutorily prescribed procedures and time periods for such storage. The chief accountant shall be responsible for their security during the period of their remaining current and for their timely archiving.

4. Evaluation of assets, liabilities and business operations

4.1. For the purposes of recognition in the accounts and the accounting statements, the corporate assets, liabilities and business operations shall be subject to evaluation. Such evaluation shall be performed in monetary terms by summing any actual expenses.

Other evaluation methods shall apply when so prescribed by the laws of the Russian Federation, the applicable accounting regulationsy and other regulations of the Russian Federation.

4.2. The organization shall evaluate its assets, liabilities and business operations in the official currency of the Russian Federation, that is, in Russian Rubles.

4.3. Accounting entries on the corporate foreign currency accounts and in respect of foreign currency-denominated transactions shall be posted in the official currency of the Russian Federation, with amounts of such entries to be determined by translating the foreign currency at the exchange rate of the Central Bank of the Russian Federation quoted as of the transaction date. At the same time, such entries shall be posted in the actual currency of payment.

5. Inventory

5.1. To assure reliability of the corporate accounting and reporting data, inventories of assets and liabilities shall be taken to verify and document their availability, condition and value. Inventories shall be taken in accordance with Order of the RF Ministry of Finance dt. 13.06.95 No. 49 “On approval of methodological recommendations on inventories of assets and financial liabilities”.

5.2. The number of inventories in a given year, the dates of their taking, the list of assets and liabilities subject to each such inventory shall be determined internally, except where such inventory is statutorily required:

•                  before preparation of the annual accounting statements, except for the assets that was subject to inventory on or after 01 October of the current year.

•                  upon reassignment of responsible custodians (as of the takeover date);

•                  whenever any instances of theft/misuse of, or damage to, valuable items are identified;

•                  after fires or other acts of God;

•                  in other cases provided for by the laws of the Russian Federation.

The results of any such inventory taking shall be executed in the form of an appropriate statement to be signed by the members of the commission and approved by the chief executive officer of the company.

5.3. Any deviations of the actual asset positions from the accounting data identified during inventories or other checks shall be settled as follows:

any excess assets, valuable items, cash and other property shall be recognized and posted to the financial results of the entity’s business operations during the month when the appropriate inventory taking was completed.

5.4. Missing materials values, moneys and other properties shall be accounted for the guilty persons. In the cases, when the guilty persons are not identified, or when the court turns down the charge of levy, the losses incurred in missing and damage of properties shall be signed-off to financial results.

5.5. The set-off of surpluses and shortages as a result of re-sorting may be effected under the order to be issued by the Chief Executive Officer of the company.

6. Investments in capital assets

6.1. Capital investment shall include expenses of construction/installation operations, purchases of fixed assets and intangible assets , other capital work and expenses. Capital investment shall be recognized in the corporate accounts as incurred.

7. Financial investments

7.1. Financial investments shall include

•                  the entity’s investments in government and municipal securities;

•                  securities of other corporate entities;

•                  contributions to share capital of other corporate entities;

•                  loans extended to other corporate entities;

•                  deposits with lending institutions;

•                  accounts receivable acquired by way of an assignment of claims.

7.2. Financial investments shall be accounted for in accordance with the Accounting Regulation 19/02 approved by Order of the Ministry of Finance dt. 10.12.2002 No. 126n. Financial investments shall be accounted for on separate subaccounts of Account 58.

7.3. Financial investments shall be recorded at their historical value. Such historical value shall be the total of the following expenses effectively incurred by way of such financial investments:

•                  amounts paid to seller in accordance with the contract;

•                  amounts paid in respect of information and consulting services related to the financial investments;

•                  fee payable to the intermediary via whom the financial investment was made;

•                  other expenses directly related to such financial investments.

7.4. General expenses shall not be included in the effective cost of financial investments unless they bear a direct relation to such financial investments.

7.5. Effective expenses shall be determined with due regard to the differences in values occurring prior to the recognition of the assets.

7.6. Unless otherwise prescribed by the RF laws, the assessed monetary value of the financial investments made as the contribution to the share capital, as agreed upon between the incorporators, shall be the historical value of such financial investments.

7.7. Upon disposal of financial investments (except for shares in share/unit capital of other entities, loans receivable, bank deposits, accounts receivable acquired by way of an assignment of claims) the current market value whereof is not determined, the value of such investments shall be determined by way of a evaluation based on the FIFO principle.

7.8. Contributions to share/unit capital of other entities (except for shares in joint-stock companies) shall be valued upon disposal at the historical value of each financial investment accounting unit being disposed of. The accounting unit of contributions to share/unit capital of other entities shall be equal to 0.01% of the appropriate contribution.

7.9. Loans receivable from other entities are recorded on Account 58. Interest accrued is recorded on Account 76 as part of the accounts receivable.

7.10. Guided by the principles of rational and reliable recognition of business operations debt outstanding from lending institutions on deposit accounts is reflected together with interest accrued on such deposit accounts.

8. Fixed assets

8.1. The fixed assets are the portion of the corporate assets that are used as the facilities enabling the manufacturing of products (provision of work or services) over long periods of time, i.e. the useful life periods of over 12 months, or the ordinary operational cycle if longer than 12 months.

8.2. The fixed assets shall include buildings, installations, measurement and control instruments and devices, computing equipment, transportation vehicles, industrial and general business inventories and accessories, and other items of appropriate description.

Land plots, natural objects (water, minerals and other natural resources) in the company’s possession, as well as capital investments in leased fixed assets shall be accounted as part of the corporate fixed assets, too.

8.3. The corporate practices of fixed assets accounting shall be in accordance with Accounting Regulation PBU 6/01 “Fixed assets accounting” approved by Order of the RF Ministry of Finance No. 26n dt. 30.03.2001 (as further amended), Methodological Recommendations on Fixed Assets Accounting approved by Order of the RF Ministry of Finance No. 33n dt. 20.07.1998. (as further amended), and other regulations.

Fixed assets shall be accounted for at their historical value, i.e. at the total of the actual costs of their acquisition, construction and manufacturing less the value-added tax and other recoverable taxes (except where the laws of the Russian Federation provide otherwise). The following shall be included in the actual costs of fixed assets acquisition, construction and manufacturing:

•                  amounts paid to the supplier (seller) pursuant to appropriate contracts;

•                  amounts paid to third parties under appropriate construction and other contracts;

•                  amounts paid to third parties for information and consulting services related to the fixed assets acquisition;

•                  registration fees, stamp duties and other similar payments effected in connection with the acquisition of title to a given fixed asset;

•                  customs duties;

•                  non-recoverable taxes paid in connection with the acquisition of a given fixed asset;

•                  fees paid to the intermediary via whom the given fixed asset was acquired;

•                  other costs directly related to the acquisition, construction and manufacturing of a given fixed asset, in particular, any interest on a loan received for the purposes of acquisition, construction or manufacturing of a fixed asset accrued up to the date when the fixed asset is recognized in the corporate accounts.

8.4. The actual costs of fixes assets acquisition and construction shall be determined with due regard to the differences in respective amounts that occur before the fixed assets are recognized on Account 01 (on setting in operation) where payments are made in Rubles and in an amount equivalent to the stated amount in foreign currency (reference monetary units). Any such differences occurring after the fixed assets have been recognized on Account 01 (on setting in operation) shall be recognized as part of non-operating expenses (gains) on Account 91 “Other income and expenses”.

8.5. The monetary value of fixed assets delivered by way of a contribution to the corporate share capital as agreed upon between the entity’s incorporators (members) shall serve as the historical value of such fixed assets, unless otherwise provided for by the laws of the Russian Federation.

8.6. The historical value of fixed assets acquired under contracts that provide for the discharge (payment) of obligations in a non-monetary form shall be determined as prescribed by Item 11 of Accounting Regulation 6/01.

8.7. The value of fixed assets as initially recognized in the accounts may only be modified when so prescribed by the laws of the Russian Federation.

Modification of the initial value of fixed assets shall be possible in the cases of their extension, retrofitting, reconstruction or partial demolition.

8.8. The fixed assets may be subject to revaluation in accordance with the applicable laws of the Russian Federation, with the maximum frequency of once in a year.

A fixed asset shall be revalued by way of recalculating its historical value or the current (replacement) value, if the asset has been earlier revalued, and the depreciation amount accrued over the total period of the asset utilization.

The results of a fixed assets revaluation performed as of the first day of the reporting year shall be recorded separately in the corporate accounts. The results of such revaluation shall not be included in the accounting statements of the previous year and shall be taken into account in obtaining the data for the balance sheet as of the beginning of the reporting year.

8.9.  Depreciation is accrued using the standard rates calculated on the basis of the useful lives of specific fixed assets. Such useful lives shall be determined internally upon the recognition of the asset in the accounts based on the Depreciable Fixed Assets Classifier approved by Resolution of the RF Government dt. 01 January 2002 No. 1.

The company shall apply the straight-line method of depreciation.

8.10.  In the corporate accounts, the amount of depreciation accrued on operational facilities shall be debited to operational and distribution costs (Accts. 20,23,25,26,44…) in correspondence with credit of the depreciation account (Acct. 02).

With regard to the fixed assets made available on a lease basis, the depreciation charges shall be credited to the depreciation account (Acct. 02) in correspondence with debit of the commercial lease-related expenses account (Accts. 90, 91).

8.11.  Fixed assets as well as books and brochures with value not exceeding Rubles 10,000 per unit shall be charged to operational (distribution) costs by accruing depreciation at 100% as they are released in operation.

8.12. With regard to used fixed assets, the useful life is calculated as the difference between the useful life according to the Fixed Assets Classifier approved by Resolution of the RF Government dt. 01 January 2002 No. 1 for new assets, and the effective period of operation.

The useful life of a fixed asset shall be determined internally when the asset is recognized in the accounts. The useful life of a fixed asset is determined based on:

the expected life of the asset depending on the expected performance or output;

the expected physical wear and tear;

the statutory and other limitations on the use of this asset (such as the lease term).

8.13. Depreciation shall be charged continuously over the useful life of the fixed asset unless it is laid-up by decision of the chief executive officer for a period of more than three months and except for restoration periods of more than 12 months.

If the initially assessed performance parameters of an asset improve (increase) as the result of its restoration or modernization, the useful life of such asset shall be subject to reassessment.

8.14. To account for the disposal of fixed assets (sale, write-off, partial demolition, etc.), Subaccount 03 Disposals of Fixed Assets shall be opened within Account 01 Fixed Assets. The residual value of a fixed asset disposed of shall be transferred from Cr 01.03 to Dr 91 Other Income and Expenses.

Upon disposal of a fixed asset any additional value resulting from revaluation shall be transferred from the corporate capital surplus (Acct. 83) to retained earnings (Acct. 84).

8.15. Fixed assets repair-related expenses shall be included in the cost of sales as parts of appropriate cost elements without establishment of a repair provision.

9. Intangible assets

9.1. Intangible assets shall be accounted for in accordance with the Accounting Regulation 14/2000 approved by the RF Ministry of Finance dt. 16.10.2000 No. 91n.

Intangible assets shall include those meeting the following criteria:

•                  absence of a physical structure,

•                  possibility for the entity to identify (distinguish, separate) from other property,

•                  fitness for use in the manufacturing of products, provision of work or services, or in connection with the entity’s internal management needs,

•                  fitness for use over long periods of time (i.e. with useful lives of over 12 months),

•                  ability to earn economic benefits (income) for the entity in the future,

•                  availability of properly executed documents confirming the existence of the asset itself and the entity’s exclusive right to the results of intellectual activities (patents, certificates, other protections, etc.).

Intangible assets shall include the following items of intellectual property (exclusive rights to results of intellectual activities):

•                  the exclusive right of the owner to the trademark,

•                  the exclusive copyright to computer software and databases;

•                  the exclusive right of the patent holder to the invention, industrial design, or model

•                  the entity’s goodwill,

•                  organizational expenses (expenses related to the incorporation of the corporate entity that are recognized as a contribution towards the share/unit capital pursuant to the constitutive documents).

•                  other assets pursuant to Accounting Regulation 14/2000.

9.2. Intangible assets shall be recognized in the accounts and the accounting statements at the total amounts of acquisition costs and expenses incurred to make them fit for their expected purpose.

The historical value of intangible assets shall be determined based on the following amounts:

•                  paid pursuant to the terms and conditions of appropriate contracts;

•                  paid to third parties for information and consulting services related to the acquisition of such intangible assets;

•                  registration fees, customs and patent duties and other similar payments related to the acquisition of intangible assets;

•                  non-recoverable taxes;

•                  other expenses directly related to the acquisition of intangible assets.

The initial value of intangible assets received as contribution to the share capital shall be determined based on the assessment of their monetary value as agreed upon among the entity’s incorporators (members), unless otherwise provided for by the RF laws.

The value at which the intangible assets were initially recognized in the accounts shall only be modified when so prescribed by the applicable RF laws.

9.3. The company shall apply the straight-line method to amortize the intangible assets based on their initial value and the amortization rates calculated depending on the estimated useful life of a particular asset.

9.4. The useful lives of intangible assets shall be determined internally when a particular asset is recognized in the accounts. The useful life of a trademark is determined based on the effective period of the appropriate certificate. Where it impossible to determine the useful life of an intangible asset, the amortization rates are established based on a period of twenty years.

9.5.Intangible assets shall be amortized in the corporate accounts by crediting the amortization charges on Acct. 05 in correspondence with operational and distribution cost accounts.

9.6. To account for disposals of intangible assets (sale, write-off, partial liquidation and the like), Subaccount 02 Disposals of Intangible Assets shall be opened within Account 04 Intangible Assets. The value of the intangible asset disposed of shall be posted to the debit of this account, with the amortization amount accumulated on Acct. 05 Amortization of Intangible Assets being transferred to the credit of the same subaccount. The residual value of the intangible asset disposed of shall be charged from Cr 04.02 to Dr 91 Other Income and Expenses.

10. Acquisition, preparation, and recording of inventories and their writedown.

10.1. Production inventories are accounted on the basis of Accounting Regulation PBU 5/01, “Accounting of Inventories,” approved by RF Ministry of Finance Order No. 44n of June 9, 2001.

Inventories include:

raw materials and consumables used in production, intended for sale, and used for management needs;

finished products (for accounting of release of finished products see section 13); goods.

10.2. Production inventories and goods are reflected in accounting records and reports at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:

•                  amounts payable to the seller in accordance with a contract, excluding the value-added tax and other recoverable taxes;

•                  amounts payable to organizations for informational and consulting services associated with the acquisition of inventories;

•                  customs duties;

•                  expenses related to procurement and transportation of inventories to the place of use thereof, including insurance costs;

•                  fees payable to an intermediary organization through which the inventories were purchased;

•                  unrecoverable taxes paid in connection with acquisition of production inventories;

•                  other costs directly associated with acquisition.

10.4. Actual costs for acquisition of inventories are determined taking into account exchange-rate differences arising before inventories are accepted for accounting, in cases of payment in rubles of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after inventories are accepted for accounting are reflected as non-operating expenses (income) on account 91, “Other Income and Expenses.”

10.5.  The actual cost price of inventories received under contracts provided for performance of obligations (payment) in non-pecuniary means is deemed to be the value of the assets transferred or to be transferred by the organization. The value of assets transferred or to be transferred by the organization is determined on the basis of the price, at which the organization determines the value of similar assets. If this value cannot be established, the value of received inventories is determined based on the price of acquiring similar inventories.

10.6. The actual cost price, at which inventories are accepted for accounting, is not subject to change, except in the cases established by legislation of the Russian Federation.

10.7. When material resources are charged off to production or otherwise disposed of, their actual cost price is determined according to the average cost price per unit of each type.

10.8. The cost of materials, the title to which under the contract is transferred at the instant of shipment, as well as those which are still en route or at suppliers’ warehouses at the end of the month, shall be debited to account 10, “Materials”, subaccount, “Materials en route, title to which has been transferred”, and credited to account 60, “Settlements with suppliers and contractors”, (without receiving these inventories at the warehouse)

using the prices specified in the contract and specifying their value later in compliance with the actual cost price.

10.9. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, “Other Income and Expenses,” and credited to account 10, “Materials.”

10.10. Special clothes shall be accounted in compliance with the Regulations on Accounting of Special Clothes and Special Outfit.

11. Accounting of production costs, distribution of expenses and calculation of products cost price

11.1. For the purpose of accounting for the organization’s production costs relating to ordinary activities, the chart of accounts provides the following accounts:

20, “Primary production”

25, “Factory costs”

26, “General administrative expenses”.

11.2. Direct costs of the organization related to ordinary activities are accumulated during the month in individual account 20, “Primary Production,” according to expense and calculation items.

11.3. The analytical accounting of account 20 accumulates expenses according to the organization’s types of activities. Items of accounting expenses on providing trademarks for use are deemed the trademarks, while contracts are items of accounting under management, consulting or work performance, as well as other activities, contracts.

11.4. Wages and salaries debited to account 20 for ordinary activities are determined on the basis of the number of actual working hours. Amounts of wages and salaries are distributed by expense items within each activity pro rata to the revenues (less VAT and sales tax) for each item of expenses.

11.5. Amounts of traveling allowances for a business trip directly connected with performance of ordinary activities are direct expenses and are debited to account 20 for a particular activity and for a particular contract, expenses of which include such business trip.

11.6. Expenses, which at the moment of their arising cannot be attributed to concrete items of expenses, are reflected as a debit to account 25 “Factory costs”.

11.7. Factory costs are charged off to the primary production and distributed by activities and expense items pro rata to wages and salaries.

11.8. General (administrative) expenses are distributed among activities pro rata to revenues (less VAT and sales tax) from sale of products (works, services) received from various types of activities.

Revenues from sale (less VAT and sales tax) for each expense item are the basis for distributing such expenses among individual expense items.

11.9. General (administrative) expenses are charged to expenses, dealing with providing of services (debited to account 90) at the end of the reporting period.

11.10. The organization uses additional registers for the off-system accounting of aggregate expenses on operations VAT-taxable and non-taxable in compliance with the procedure of separate accounting of expenses approved by the organization.

12. Production in progress and release of rendered services.

12.1. The date of works performed and services rendered is the date of acceptance certificate of performed works (rendered services). Works and services, for which acceptance certificates of performed works (rendered services) are not signed, are accounted as production in progress in account 20.

12.2. The date of recognizing income from providing trademarks for use under license agreements is deemed the last day of a month.

12.3. Production in progress is reflected on the balance sheet in the amount of direct costs.

12.4. Works commissioned and services rendered by the customer within a reporting period are credited from account 20 and debited to account 90.01, “Sales”, on the basis of acceptance certificate of performed works (rendered services).

13. Deferred expenses

13.1. Expenses incurred in a reporting period but relating to subsequent reporting periods are reflected in records and reports as deferred expenses and shall be assigned to costs (or to corresponding sources of the organization’s funds) evenly throughout the period, to which they relate.

The deferred expenses include:

•                  licenses to engage in certain types of activity that are discharged during the period of validity of the license;

•                  expenses connected with acquiring financial investments and intangible assets before these assets are accepted for accounting;

•                  expenses connected with designing new trademarks;

•                  amounts of amortization of trademarks not used in the process of implementing activities;

•                  other expenses related to future reporting periods.

13.2. Amounts of amortization accumulated in account 97 are charged off as current expenses of the reporting period evenly throughout 6 months beginning from the month following the month, during which the use of intangible assets began.

14. Sale expenses

14.1. Expenses connected with sale of works and services are reflected in account 44, “Sale expenses”. Such expenses include, in particular, expenses on registration of license agreements.

14.2. These expenses are recognized in full within the reporting period and are debited to account 90, “Sales”.

15. Other operating income and expenses

15.1. Other income and expenses of the organization are recognized in accounting records in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected in account 91, “Other Income and Expenses.”

15.2. Penalties and fines for violation of contract terms and conditions are recognized in accounting in the same reporting period, during which the court awarded a judgment on their recovery or the organization was adjudged a debtor.

15.3. Direct expenses connected with giving loans to other organizations are reflected as a debit to account 91 as operating income (paragraph 35 of PBU 19/02).

15.4. Interest received from giving organization’s funds as loans are reflected as a credit to account 91 as other operating income (paragraph 7 of PBU 9/99).

16. Capital and reserves

16.1. The charter capital is recognized in accounting records as the amount recorded in the organization’s foundation documents as the totality of contributions (interests, shares at par value, share contributions) of the founders (participants) of the organization.

16.2. Duly conducted revaluation increases of the organization’s non-current assets are recorded as revaluation surplus.

16.3. The difference between the sale value and par value of shares generated in the process of establishing or increasing the charter capital is recognized in accounting as the issue income within the additional capital.

16.4. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, “Deferred Income,” in correspondence with account 08, “Investments in non-current assets.” Depreciation of gratuitously received fixed assets is credited to account 02, “Amortization of Fixed Assets,” in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, “Other income and expenses”.

16.5.  To provide for uniform allocation of expenses to the cost of sales, the company establishes a provision against anticipated annual leaves-related expenses and payments. The provision is recognized by posting Cr Acct. 96 Provisions Against Anticipated Expenses in correspondence with operational and distribution cost accounts.

17. Accounting of Property Insurance Costs

17.1. The organization may make expenses on voluntary property insurance and medical insurance of its employees.

17.2. The above payments are included in full in the products cost price.

17.3. The amounts of insurance premiums are reflected as a credit to account 76/1, “Payments for property and personal insurance”, in correspondence with production costs accounts 20, 25, 26, etc.

17.4. The above amounts of paid insurance premiums are written off from credit of monetary assets accounts (51, 52 and 50) and debited to account 76/1.

17.5. Losses of insured inventories are written off from credit of accounts 10, 12, 40, etc. and debited to account 76/1.

17.6. Amounts of insurance money received by the organization from insurance companies are reflected as a debit to monetary assets accounts (51, 52, 50, and 55) and as a credit to account 76/1.

17.7. Losses from insured accidents, which are not compensated by insurance money, are entered as a debit to account 99, “Profits and losses”, from credit of account 76/1.

17.8. Analytical accounting of account 76/1 is broken down by individual insurance companies and individual insurance contracts.

18. Accounting of profit (loss), funds, and use of profits

18.1. Profit (loss) represents the final financial result (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the organization and is reflected in account 99, “Profits and losses.”

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. Organization’s losses (losses and expenses) are reflected as a debit, and profits (income) as a credit, to account 99.

18.2. At the end of the reporting year, in the preparation of the annual financial statements, account 99, “Profits and Losses,” is closed with a final December entry credited (or debited) to account 84, “Retained Profit (Uncovered Losses) of the Reporting Year.”

18.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

18.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, “Deferred Income.” Such income is subsequently assigned to financial results upon the occurrence of accounting period, to which it relates.

18.5. Profits remaining at the disposal of the enterprise are distributed in accordance with a resolution of the general shareholders meeting.

19. Accounting for exchange differences and differences in total amounts.

19.1. Positive and negative exchange differences arising due to changes of official exchange rates of foreign currencies to Russian Ruble over the reporting year shall be accounted for as part of extra-sale income and expenses at Account 91 titled “Other Income and Expenses”.

19.2. Differences in total amounts arising in the course of reflecting organization’s income (revenue) gained within the period for which the revenue is reflected, shall be accounted for as part of the revenue.

19.3. In the event the differences in total amounts have arisen in the year following the one for which the income (revenue) have been reflected, such differenced shall be classified as extra-sale income (expenses) of the current period.

19.4. Differences in total amounts having arisen for operations pertaining to purchase of fixed assets and inventory items and to financial investments after acceptance of these assets for accounting, shall be classified as extra-sale income (expenses).

20. Assessment of indebtedness relating to loans received.

20.1.  Accounting of indebtedness pertaining to received loans shall be performed in accordance with the Accounting Regulation titled “Accounting of Loans and Credits and Costs of Their Servicing” (PBU 15/01), approved by the Order No. 60n as of August 02, 2001, issued by the RF Ministry of Finance.

20.2.  Borrowed funds, the period for repaying which under a loan or credit agreement exceeds 12 months, shall be accounted for until the expiry of the aforesaid period, as part of long-term indebtedness, or, in other words, long-term indebtedness shall not be converted into short-term one.

20.3.   Additional costs relating to receipt of loans and credits, allocation of borrowed funds, shall be accounted for as part of operating expenses of the reporting period during which they have been incurred.

20.4. Organization’s liabilities to banks and other organizations shall be assessed taking into account interest having accrued thereon. Interest shall be reflected in the accounting in accordance with PBU 15/01. Accrued interest amounts, credits and loans not having been repaid in proper time, shall be accounted for separately.

21. Introducing amendments and addenda to the accounting policy.

21.1.  Changes to the accounting policy may be introduced in the following cases:

•                  Reorganization of enterprise;

•                  Change of enterprise owners;

•                  Changes in regulatory basis or in legislation on accounting;

•                  Elaboration of new methods of record-keeping (either by Ministry of Finance, or by the enterprise itself);

•                  New material changes in enterprise operating conditions;

•                  As well as in other cases stipulated by the Law on Accounting.

21.2.  In order to ensure comparability, any changes in accounting policy shall be introduced at the beginning of a new fiscal year. Exceptions are possible if regulations on book-keeping and accounting introduce new norms and standards ex post facto.

Chief Accountant	Ye.Ye. Laryushkina

BALANCE SHEET

		Codes
	OKUD Form No. 1	0710001
at July 01, 2003	Date (year, month, day)
Organization: Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity: Production and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership: private
	OKOPF / OKFS	47	34
Unit of measure: thousand rubles	OKEI code

ASSET	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
I. NON-CIRCULATING ASSETS
Intangible assets (04, 05)	110	975	5485
patents, licenses, trademarks (service marks), other similar rights and assets	111	975	5485
formation expenses	112	—	—
Goodwill	113	—	—
Fixed assets (01, 02, 03)	120	—	2545
land plots and natural resources	121	—	—
buildings, plant, and equipment	122	—	2545
Construction in progress (07, 08, 16, 61)	130	4 240	21920
Profitable investments in tangible assets (03)	135	—	—
including:
property for leasing	136	—	—
property provided under lease contract	137	—	—
Long-term financial investments (58,59)	140	2 069 571	6 871 737
including:
investments in subsidiaries	141	2 069 571	2 877 109
investments in dependent companies	142	—	—
investments in other organizations	143	—	—
loans to organizations payable in more than 12 months	144	—	3 994 628
other long-term financial investments	145	—	—
Other non-circulating assets	150	—	—
TOTAL for Section I	190	2 074 786	6 901687
II. CIRCULATING ASSETS
Inventories	210	9 495	13 284
raw materials, consumables, and other similar assets (10, 12, 13,16)	211	—	213
livestock in breeding and feeding (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	—	—
finished products and goods for resale (16, 40, 41)	214	—	1
shipped goods (45)	215	—	—
deferred expenses (97)	216	9 495	13 070
other reserves and expenses	217	—	—
Value-added tax on acquired assets (19)	220	2 349	5 261
Accounts receivable (payment expected more than 12 months after the reporting date)	230	—	—
buyers and customers (62, 76, 82)	231	—	—
bills of exchange receivable (62)	232	—	—
amounts owed by subsidiaries and dependent companies (78)	233	—	—
advances made (61)	234	—	—
other debtors	235	—	—
Accounts receivable (payment expected within 12 months of the reporting date)	240	390 816	534 212
buyers and customers (62, 76, 82)	241	5 434	139 476
bills of exchange receivable (62)	242	—	—
amounts owed by subsidiaries and dependent companies (78)	243	—	—
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	—	—
advances made (61)	245	350 735	270201
other debtors	246	34 647	124 535
Short-term financial investments (56, 58, 82)	250	3 456 758	4172982
including:
loans to organizations payable in less than 12 months	251	3 138 914	2204274
own shares redeemed from shareholders	252	—	—
other short-term financial investments	253	317 844	1968708
Monetary assets	260	165 878	710202
including:
cash (50)	261	5	85
settlement accounts (51)	262	9 503	467968
foreign-currency accounts (52)	263	154 211	240587
other monetary assets (55, 56, 57)	264	2159	1562
Other circulating assets	270	—	—
TOTAL for Section II	290	4 025 296	5435941
BALANCE (sum of lines 190 + 290)	300	6 100 082	12337628

LIABILITIES	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital (85)	410	880 000	880 000
Additional capital (87)	420	4 958 622	4 958 622
Reserve capital (86)	430	—	—
statutory reserves	431	—	—
reserves formed in accordance with organizational documents	432	—	—
Social fund (88)	440	—	—
Special-purpose financing and receipts (96)	450	—	—
Retained earnings of previous years (88)	460	—	252 427
Uncovered losses of previous years (88)	465	915	915
Undistributed profit of the reporting year (88)	470	252 427	21 037
Uncovered losses of the reporting year (88)	475	—	—
TOTAL for Section III	490	6 090 134	6 111 171
IV. LONG-TERM LIABILITIES
Loans and credits (67)	510	—	—
bank credits repayable more than 12 months after the reporting date	511	—	—
loans repayable more than 12 months after the reporting date	512	—	—
Other long-term liabilities	520	—	—
TOTAL for Section IV	590	—	—
V. SHORT-TERM LIABILITIES
Loans and credits (66)	610		—
bank credits repayable within 12 months of the reporting date	611	—	—
loans repayable within 12 months of the reporting date	612		—
Accounts payable	620	9 948	90 931
suppliers and contractors (60, 76)	621	9 708	62 760
bills of exchange payable (60)	622	—	—
amounts owed to subsidiaries and dependent companies (78)	623	—	—
amounts owed to employees (70)	624	32	16 721
amounts owed to state extrabudgetary funds (69)	625	—	2968
amounts owed to the budget (68)	626	202	7836
advances received (62)	627	—	—
other creditors (71,76)	628	6	646
Income payable to participants (founders) (75)	630	—	—
Deferred income (83)	640	—	—
Provisions for expenses (89)	650	—
Other short-term liabilities	660	—	—
TOTAL for Section V	690	9 948	90 931
BALANCE (sum of lines 490 + 590 + 690)	700	6 100 082	12337628

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets (001)	910	—	52105
including leased assets	911	—	—
Valuables in custody (002)	920	—	—
Consigned goods (004)	930	—	—
Bad debts written off as losses (007)	940	—	—
Received security for obligations and payments (008)	950	—	1551349
Issued security for obligations and payments (009)	960	1 320 743	1282268
Depreciation of housing (014)	970	—	—
Depreciation of amenities and similar facilities (015)	980	—	—

STATEMENT OF PROFITS AND LOSSES

		Codes
	OKUD Form No. 2	0710002
at July 01, 2003	Date (year, month, day)
Organization Open Joint Stock Company “Wimm-Bill-Dann Foods”	OKPO code	57024227
Taxpayer Identification Number	INN	7709342399
Type of activity Production and sale of dairy and cultured milk products	OKDP	84500
Organizational and legal form / form of ownership private		47	34
	OKOPF / OKFS
Unit of measure: thousand rubles	OKEI code

accrual basis

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	202 948	27 631
including from sale of: finished products	011	—	—
Goods	012	—	—
Services	013	202 948	27 31
other sales	014	—	—
Cost price of goods, products, work, and services sold	020	25851	9
finished products	021	—	—
goods	022	—	—
services	023	25851	9
other sales	024	—	—
Gross profit	029	177 097	27 622
Trading costs	030	4 290	—
Management costs	040	171 958	32204
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	849	(4582)
II. Operating income and expenses
Interest receivable	060	245 469	63 241
Interest payable	070	84 972	—
Income from participation in other organizations	080	—	—
Other operating income	090	3 424 582	637 361
Other operating expenses	100	3 569 058	628 120
III. Non-sales income and expenses
Non-sales income	120	116 009	91 868
Non-sales expenses	130	93 821	13 767
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	39 058	146 001
Tax on profit and other similar compulsory payments	150	18 021	43 399
Profit (loss) from usual activities	160	21 037	102 602
IV. Extraordinary income and expenses
Extraordinary income	170	—	—
Extraordinary expenses	180	—	—
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	21 037	102 602

INDIVIDUAL INCOME AND EXPENSE ITEMS

		Reporting period		Same period of preceding year
Item	Line code	profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	—	—	—	—
Accumulated income (loss)	220	—	—	—	—
Compensation for losses caused by nonperformance or improper performance of obligations	230	—	—	—	—
Exchange-rate differences in foreign-exchange operations	240	84 338	56 215	90 151	8 953
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	—	—	—	—
Write-off of receivables and payables upon expiration of limitations period	260	—	—	—	—

Other information on the financial statements for the 1 half of 2003.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: August 21, 2003